As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ATHEROS COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0485570
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

529 Almanor Avenue

Sunnyvale, CA 94085

(408) 773-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Craig H. Barratt

President and Chief Executive Officer

Atheros Communications, Inc.

529 Almanor Avenue

Sunnyvale, CA 94085

(408) 773-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Allison Leopold Tilley, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, California 94304-1115 (650) 233-4500	Jeffrey D. Saper, Esq. Nora L. Gibson, Esq. Jack Helfand, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.0005 par value per share	$100,000,000	$8,090

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 26, 2003

             Shares

COMMON STOCK

Atheros Communications, Inc. is offering              shares of its common stock. This is our initial public offering and no public market exists for our shares. The estimated initial public offering price of our common stock will be between $             and $             per share.

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “ATHR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Atheros
Per Share	$	$	$
Total	$	$	$

Atheros Communications, Inc. has granted the underwriters the right to purchase up to an additional              shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on             , 2004.

Sole Bookrunner	Co-lead Manager
MORGAN STANLEY	LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

THOMAS WEISEL PARTNERS LLC

            , 2004

[The inside front cover contains graphics and text as follows:]

[Atheros Logo]

[“Atheros Core Competencies”, “Atheros Proprietary Features”]

[Photo of our WLAN chipset surrounded by photos of products into which it is designed]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until             , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

ATHEROS COMMUNICATIONS, INC.

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard CMOS processes. Our wireless networking solutions incorporate semiconductors, software and system level reference designs to enable our customers to deliver advanced products that provide users with high-performance, as measured by integration of standards, throughput, power consumption and range, at lower cost.

Demand for the ability to communicate everywhere at all times has driven mass adoption of cellular voice communications. Widespread adoption of email and Internet access, combined with the expectation of mobility created by cellular service, is generating demand for mobile access to data networks. In the home, the office and increasingly in the wide area, this access is achieving market acceptance through wireless local area networking technologies, or WLAN.

We provide a comprehensive product portfolio of the core technologies required to implement WLAN networks, including access points and mobile client devices. Our system solutions are used in a variety of applications in the personal computer, enterprise access, small business, home networking, public access hotspot and consumer electronics markets. We sell our products worldwide, directly and indirectly, to leading customers including personal computer manufacturers such as Hewlett-Packard, IBM, NEC, Sony and Toshiba and networking equipment manufacturers such as D-Link, IO Data, Linksys, Microsoft, NETGEAR, Philips and Proxim.

The WLAN industry has created several standards in different frequency bands to support network capacity requirements and higher throughput. We have been a leader in delivering products that integrate these standards into a single solution supporting multiple frequencies. We have delivered cost-effective, high-performance solutions to our customers, and have developed product extensions that provide increased performance beyond that provided in standard operation. We intend to continue innovating and to rapidly develop integrated implementations of new standards. We are also developing WLAN solutions that allow connectivity for new types of devices, such as consumer electronics.

The demand for access to email and the Internet everywhere at all times is also driving the emergence of wide area wireless data networking. This access is provided through cellular networks and dedicated wireless data services, made popular by mobile email devices. Wide area wireless services and WLAN access are implemented using different technologies in separate access devices. However, demand for integrated local and wide area services is creating the need to provide combined capabilities in a single solution. We intend to develop highly integrated, cost-effective, semiconductor solutions to address the demand for multiple service capability.

Our objective is to become the leading provider of innovative wireless technologies through a combination of systems expertise, design capabilities and complete solutions. We intend to address the opportunities created by multi-mode, multi-band function integration to enter new, high-growth markets with solutions providing high- performance and cost-effective implementation. Using our proprietary technology extensions, we have successfully built the Atheros brand and seek to continue to build brand value through further technology advances.

We were incorporated as T-Span Systems Corporation in Delaware in May 1998. In May 2000, we changed our corporate name to Atheros Communications, Inc. Our principal executive offices are located at 529 Almanor Avenue, Sunnyvale, California 94085. Our telephone number at that location is (408) 773-5200. Our website address is www.atheros.com. Information on our website is not a part of this prospectus. References in this prospectus to the “we,” “our” and “us” refer to Atheros Communications, Inc.

Atheros, the Atheros logo, Super G, Super A/G, Wake-on-Wireless and Wake-on-Theft are trademarks of Atheros. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Atheros	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use a portion of the net proceeds to repay all of the $              outstanding balance under our revolving credit facility, and the remainder for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. At September 30, 2003, the amount outstanding under our revolving credit facility was $4.0 million.

Proposed Nasdaq National Market symbol	ATHR

Unless otherwise stated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to completion of this offering;

•	the exercise of a warrant to purchase 125,000 shares of common stock at an exercise price of $0.67 per share that expires if not exercised prior to completion of this offering; and

•	no exercise of the over-allotment option granted to the underwriters.

The number of shares of common stock to be outstanding immediately after this offering:

•	is based upon 48,065,501 shares of common stock outstanding as of September 30, 2003;

•	excludes 9,222,244 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003, at a weighted average exercise price of $1.22 per share;

•	excludes 3,416,512 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan; and

•	excludes a warrant to purchase 34,830 shares of common stock at an exercise price of $6.46 per share.

For additional information regarding these shares, see “Management — Employee Benefit Plans.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	Period from May 21, 1998 (inception) to Dec. 31, 1998	Year Ended December 31,				Nine Months Ended September 30,
		1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$—	$—	$—	$1,831	$22,200	$16,526	$49,699
Cost of goods sold	—	—	—	897	10,170	6,932	29,184

Gross profit	—	—	—	934	12,030	9,594	20,515
Operating expenses:
Research and development	85	3,121	11,687	23,104	23,115	17,504	20,425
Sales and marketing	—	—	1,536	6,064	7,381	5,486	7,794
General and administrative	—	125	2,219	3,429	3,953	2,909	3,677
Stock-based compensation	1	77	578	597	488	430	1,490

Net loss	$(86)	$(3,138)	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)

Basic and diluted net loss per share	$(0.11)	$(1.59)	$(2.66)	$(3.06)	$(1.60)	$(1.18)	$(0.80)
Shares used in computing basic and diluted net loss per share	752	1,977	5,663	10,015	14,017	13,692	16,122

	September 30, 2003
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$18,185
Working capital	16,629
Total assets	39,818
Short- and long-term debt and lease obligations	6,131
Total stockholders’ equity	19,911

The preceding table presents a summary of our balance sheet data as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock and the exercise of a warrant to purchase 125,000 shares of our common stock at an exercise price of $0.67 per share immediately prior to completion of this offering, and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our common stock to decline. As a result, you should not rely on period to period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline. Factors that are likely to cause our revenue and operating results to fluctuate include those discussed in the risk factors below.

We do not expect to sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. Our revenue has increased from $1.8 million in 2001, to $22.2 million in 2002, and from $16.5 million for the nine months ended September 30, 2002 to $49.7 million for the nine months ended September 30, 2003. We do not expect similar revenue growth rates in future periods. Growth and expansion of our operations may place a significant strain on our resources and increased demands on our management information and reporting systems, financial and management controls and personnel. We may not be able to develop the internal capabilities or collaborative relationships required to manage future growth and expansion or to support future operations. If we are unable to manage growth effectively, our financial results could be adversely affected.

We have incurred net losses since our inception and may incur losses in the future. Accordingly, we may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred significant net losses since our inception and, at September 30, 2003, we had an accumulated deficit of approximately $84.4 million. To achieve or sustain profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We expect to increase expense levels in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or customer growth. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. Regardless of whether we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If demand for our chipsets declines or does not grow, we will be unable to increase or sustain our revenue and our business will be severely harmed.

We derive substantially all of our revenue from the sale of chipsets for WLAN applications. We currently expect our chipsets for wireless applications to account for substantially all of our revenue for the foreseeable future. If we are unable to develop new products in a timely manner or demand for our chipsets declines as a result of competition or technological changes, it would have a material negative impact on our business, operating results and financial position and our competitive position. The markets for our products are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and adversely affect our operating performance.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

The products we develop and sell are used for high volume applications and are subject to rapid declines in average selling prices. We have dropped our prices significantly to meet market demand, and we expect that we will continue to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. This would cause our gross margins to decline. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers and start-up integrated circuit, or IC, companies. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors may foresee the course of market developments more accurately than we can. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share. For example, Intel recently introduced its Centrino mobile technology brand and we believe Intel provides a substantial marketing development fund incentive for buyers of a combination of its microprocessor, related chipsets and an 802.11 wireless networking module that use the brand.

We depend on key personnel and consultants to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and harm the market’s perception of us. We believe that our future success is highly dependent on the contributions of Dr. Craig H. Barratt, our President and Chief Executive Officer and Richard G. Bahr, our Vice President of Engineering. We do not have long-term employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in wireless networking products. Our key technical personnel and consultants represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our business plan.

If we fail to develop and introduce new products and enhancements or if our proprietary features do not achieve market acceptance on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position may be harmed.

The wireless networking market is characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. Our products may not achieve market acceptance or adequately address the changing needs of the wireless networking market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely basis. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. In addition, we introduce products with proprietary enhancements that may not result in full conformance with existing industry standards under all circumstances. Our introduction of proprietary features involves risks associated with market acceptance of these new products and certification by industry standards groups.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing wireless products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if the new and enhanced products are introduced to the market, we may not be able to achieve market acceptance of these products and our proprietary features in a timely manner.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our revenue could decline.

We derive a significant portion of our revenue from a small number of customers, and we anticipate that we will continue to do so in the foreseeable future. These customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way, particularly because substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty.

During the nine months ended September 30, 2003, Global Sun Technology, Inc. and Ambit Microsystems Corporation accounted for 28% and 19% of our net revenue, respectively. In 2002, D-Link Corporation and The Linksys Group, Inc. (acquired by Cisco Systems, Inc.) accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Inc. (acquired by Intel Corporation), Accton Technology Corporation, Inovar, Inc. and Sony Corporation accounted for 24%, 21%, 11% and 11% of our net revenue, respectively. Some of our original equipment manufacturer, or OEM, customers are also original design manufacturer, or ODM, customers, which may increase the impact of the loss of any customer. We must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. Sales to our largest customers have fluctuated significantly from period to period primarily due to the continued diversification of our customer base as we expand into new markets, and will likely continue to fluctuate significantly in the future. The loss of any significant customer, a significant reduction in sales we make to them, or any problems collecting receivables from them would likely harm our financial condition and results of operations.

We will have difficulty selling our products if customers do not design our products into their product offerings or if our customers’ product offerings are not commercially successful.

We sell our products directly to OEMs, who include our chipsets in their products, and to ODMs who include our chipsets in the products they supply to OEMs. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on OEMs to design our products into the products they sell. Without these design wins, our business would be materially and adversely affected. We often incur significant expenditures on the development of a new product without any assurance that an OEM will select our product for design into its own product. Once an OEM designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Furthermore, even if an OEM designs one of our products into its product offering, we cannot be assured that its product will be commercially successful or that we will receive any revenue from that manufacturer.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software, which could reduce the market acceptance for our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex products such as our chipsets frequently contain defects, errors and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects, errors and bugs. If any of our products have reliability, quality, or compatibility problems, we may not be able to successfully correct these problems. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions are released, we may be unable to correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recalls, repairs or replacement costs. These problems may also result in claims against us by our customers or others.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and errors in our estimates can have negative effects on our inventory levels, sales and operating results.

Our sales are largely made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders for any reason. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to increases in customer purchase orders, and therefore, were unable to complete, or needed to delay, sales. We have in the past, and may in the future, allocate our supply among our customers. Product allocation may result in the loss of current customers, and if we are unable to commit to provide specified quantities of products over a given period of time, we will not attract new customers. The failure to maintain customer relationships would decrease our revenue and harm our business.

In addition, we sell our chipsets to OEMs who integrate our chipsets into their products or to ODMs who include our chipsets in the products they supply to OEMs. We have limited visibility as to the volume of product our end customers are selling. If our end customers have excess inventory, it will adversely impact our sales.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

To remain competitive, we intend to transition our chipsets, in particular our high-performance radio frequency, or RF, products, to increasingly smaller geometries and achieve higher levels of design integration. This transition requires us to modify the manufacturing processes for our products and to redesign some products. To remain competitive, our chipset must be redesigned from time to time, which may result in delays in product deliveries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. In addition, while we purchase wafers from foundries, we will also assume some of the yield risk related to manufacturing these wafers into die. We may face similar difficulties, delays and expenses in the future. We depend on our relationships with our foundries to transition to smaller geometry processes successfully and cannot assure that our foundries will be able to effectively manage the transition. If our foundries, or we, experience significant delays in this transition or fail to efficiently implement these transitions, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of independent foundries and subcontractors for the manufacture, assembly and testing of our chipsets, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We rely on Taiwan Semiconductor Manufacturing Corporation, or TSMC, in Taiwan and Semiconductor Manufacturing International Corporation, or SMIC, in Shanghai, China to produce all of our chips. We also rely on Amkor Technology, Inc. in China and ASAT Holdings Limited in Hong Kong, Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd., both of which are in Taiwan, ST Assembly Test Services Ltd. in Singapore and other third-party assembly and test subcontractors to assemble, package and test our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited. Other significant risks associated with relying on these third-party vendors include:

•	reduced control over product cost, delivery schedules and product quality;

•	potential price increases;

•	inability to achieve sufficient production, increase production or test capacity and achieve acceptable yields on a timely basis;

•	increased exposure to potential misappropriation of our intellectual property;

•	shortages of materials that foundries use to manufacture products;

•	capacity shortages;

•	labor shortages or labor strikes; and

•	quarantines or closures of manufacturing facilities due to the resurgence of SARS or any similar future outbreaks in Asia.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. These foundries and assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with these foundries or assembly and test vendors may cause these foundries or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. If we need another integrated circuit foundry or assembly and test subcontractor because of increased demand, or the inability to obtain timely and adequate deliveries from our providers, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements.

If our foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

The fabrication of chipsets is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, designing RF circuits using standard, complementary metal-oxide semiconductor, or CMOS, is difficult and can result in unsatisfactory yields. Because we purchase wafers, our exposure to low wafer yields from our foundries is increased. Poor yields from our foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. In addition, manufacturing defects may not be detected by our testing. If these defects are discovered after we have shipped our products, our reputation and business would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our costs.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as United States law. Any patents we have obtained, or may obtain in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed similar technology, duplicate our products or design around any patents issued to us or other intellectual property rights. In addition, we may be required to license our patents as a result of our participation in various standards organizations.

Because we license some of our software source code directly to customers, we face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We license some of our software source code to our customers, which increases the number of people who have access to some of our trade secrets and other proprietary rights. Contractual obligations of our licensees not to disclose or misuse our source code may be not sufficiently protect us from disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into the technology and design of our products, which would harm our competitive position.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to license or sell or proprietary technologies or products and divert the attention of management and technical personnel.

The wireless networking market is characterized by frequent litigation regarding patent and other intellectual property rights. In the last few years, we received several written notices or offers from our competitors and others claiming to have patent rights in certain technology and inviting us to license this technology and related patents that apply to the 802.11b, 802.11g and 802.11a wireless standards. These notices or offers have been made directly to us and through our U.S. and foreign customers. We have certain indemnification obligations to customers with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against us in connection with an offer to license technology or claims of infringement, our business would be harmed.

Questions of infringement in the wireless networking market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

Any potential dispute involving our patents or other intellectual property could include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. This could trigger technical support and indemnification obligations in some of our license agreements which could result in substantial expenses. In addition to the time and expense required for us to supply support or indemnification to our licensees, any such litigation could severely disrupt or shut down the business of our licensees, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

We face business, political, regulatory, operational, financial and economic risks because most of our operations and sales activities take place outside of the United States.

A significant portion of our products is sold to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of our net revenue in the nine months ended September 30, 2003 and the year ended December 31, 2002. Because many of our ODM and contract manufacturer customers are located in Asia, we anticipate that substantially all of our revenue will continue to be represented by sales to customers in that region. In addition, we conduct research and development activities in India and have sales, marketing and support personnel in Japan, Taiwan and China. Our success depends upon continued expansion of our international operations. Our international business involves a number of risks, including:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties in staffing and managing foreign operations as well as cultural differences;

•	trade restrictions or higher tariffs that favor local competition in some countries;

•	difficulties of managing sales representatives, especially because we expect to increase our sales through our sales representatives;

•	inadequate local infrastructure and transportation delays;

•	financial risks, such as longer payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our products; and

•	political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade and other business restrictions.

Any of these factors could significantly harm our future international sales and operations, consequently, our revenue and results of operations and business and financial condition.

Our headquarters are located in California and our third-party foundries and subcontractors are concentrated in Asia and elsewhere in the Pacific Rim, areas subject to significant earthquake risks. Any disruption to the operations of these foundries and subcontractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

TSMC and SMIC, which manufacture our chipsets and perform substantially all of our assembly and testing facilities, are located in Asia. In addition, our headquarters are located in Northern California. The risk of an earthquake in the Pacific Rim region and Northern California is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors, as well as other providers of these services. As a result of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. We may not be able to obtain alternate capacity on favorable terms, if at all.

We rely upon third parties for technology that is integrated into some of our products, and if we are unable to continue to use this technology and future technology or the technology fails to operate, our ability to sell technologically advanced products would be limited.

We rely on third parties for technology that is integrated into some of our products. If we are unable to continue to use or license on reasonable terms third-party technologies used in some of our products or the technology fails to operate, we may not be able to secure alternatives in a timely manner and our business would be harmed.

Risks Related to Our Industry

Any future downturns in the semiconductor industry may reduce our revenue and result in excess inventory.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue or our percentage of revenue growth on a quarter-to-quarter basis and result in us having excess inventory. Furthermore, any upturn in the wireless networking market in which we sell our chipsets could result in increased competition for access to limited third-party foundry, assembly and test capacity.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in foreign countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If this were to occur, it would make it difficult for us to sell our products in that region. In addition, our chipsets operate in the 5 gigahertz, or GHz, band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5 GHz, bands by setting power limits and indoor and outdoor designation and requiring that WLAN devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the allocation and usage of the 5 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

Rapidly changing standards could make our products obsolete, which would cause our operating results to suffer.

We design our products to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc., or IEEE. We also depend on industry groups such as WiFi Alliance, or WFA, to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products are not compatible, or such industry groups fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our sales would suffer. The emergence of markets for our chipsets is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products.

If our customers or the industries using wireless technology prefer to integrate wireless capability into other products, we may not be able to compete effectively, we will lose customers, our revenue will decline and our business will be harmed.

We have adopted the strategy of maintaining wireless technology on a chipset which is separate from functionality contained on other chips within a product. Our customers or the industries using wireless technology may prefer to integrate wireless capability into other products such as DSL modems, or determine that an integrated chip with multiple functionality results in products that perform better or are less expensive or more efficient to manufacture. If wireless functionality becomes commonly integrated with other functionality, the market for our products may decline. Consequently, we may miss product cycles in order to redesign our products, and we may not be able to forge strategic relationships necessary in order to design and arrange for the production of chips that include multiple functionality. If we miss product cycles, we will lose customers, our revenue will decline and our business will be harmed.

The proliferation of wireless devices may expand beyond the capacity of the channels available in the 2.4 GHz and 5 GHz bands, which may overload the networks and result in decreased market demand for our products.

Wireless networks currently operate in the 2.4 GHz or 5 GHz bands, within which there are a limited number of channels available for use. The increasing number of wireless devices and networks may overburden the frequency bands and overload the networks. Recent studies have predicted that congestion in the 2.4 GHz band could result from the increasing number of wireless devices using that band. If this occurs, our customers or the industries in which we operate may be adversely affected because the networks become inoperable or because only a limited number of devices will be able to access the networks. In turn, we may experience a decrease in market demand for our products which would adversely impact our business and results of operations.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, has experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have                shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock up agreements under which our directors, executive officers and most of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

Number of Shares	Date of Availability for Sale
(DATE OF PROSPECTUS)
(180 DAYS AFTER PROSPECTUS)

Any or all of these shares may be released prior to expiration of the 180-day lockup period at the discretion of Morgan Stanley & Co. Incorporated. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lockup period,              shares of our common stock outstanding after this offering will become available for sale; provided, however, that, if, during the last 17 days of this lockup period:

•	we issue an earnings release;

•	a material event occurs relating to us; or

•	we announce our intent to make an earnings release within the 16 days following the end of the lockup period;

then the lockup period will be extended for an additional 18 days. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

In addition, after this offering, the holders of approximately 30,043,580 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $              per share in pro forma net tangible book value, based on an assumed initial offering price of $              per share of common stock. The exercise of outstanding options may result in further dilution.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately        % of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the establishment of a classified board of directors requiring that not all members of the board be elected at one time;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added an independent director, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and international sales;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products and services and for enhancements of existing products and services;

•	our anticipated growth strategies;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	statements regarding our legal proceedings;

•	our ability to attract customers; and

•	sources of new revenue.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications and reports generated by IDC. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $             , based on an assumed initial public offering price of $              per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $             . We currently intend to use a portion of the net proceeds of this offering to repay amounts outstanding under our revolving credit facility and the remainder for general corporate purposes, including working capital and capital expenditures.

At September 30, 2003, our outstanding borrowings under our revolving credit facility were approximately $4.0 million. Our revolving credit facility expires in March 2004. Our effective borrowing cost under our revolving credit facility at September 30, 2003 was 5.75% per annum.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our revolving credit facility currently prohibits the payment of dividends without the prior written consent of the bank.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock, and the exercise of a warrant to purchase 125,000 shares of our common stock at an exercise price of $0.67 per share immediately prior to completion of this offering and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2003
	Actual	As Adjusted
	(in thousands, except share data)
Long-term portion of debt and capital lease obligations	$724	$

Stockholders’ equity:
Convertible preferred stock, $0.0005 par value; 50,000,000 shares authorized; 30,043,580 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	98,344
Common stock, $0.0005 par value; 100,000,000 shares authorized; 17,896,921 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	9,048
Stockholder notes receivable	(123)
Deferred stock-based compensation	(2,988)
Accumulated other comprehensive loss	(2)
Accumulated deficit	(84,368)

Total stockholders’ equity	19,911

Total capitalization	$20,635	$

The actual and as adjusted information set forth in the table:

•	assumes no exercise of a warrant to purchase 34,830 shares of our common stock at an exercise price of $6.46 per share;

•	excludes 9,222,244 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2003, at a weighted average exercise price of $1.22 per share;

•	excludes 3,416,512 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan; and

•	assumes no exercise of the over-allotment option granted to the underwriters.

DILUTION

Our pro forma net tangible book value as of September 30, 2003 was approximately $20.0 million, or $0.42 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, assuming the conversion of all shares of convertible preferred stock outstanding as of September 30, 2003 into shares of our common stock and the exercise of a warrant to purchase 125,000 shares of our common stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the              shares of common stock by us at an assumed initial public offering price of $              per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2003 would have been $             , or $              per share of common stock. This represents an immediate increase in net tangible book value of $              per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $              per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share before this offering	$0.42
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

The following table summarizes as of September 30, 2003, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

The table above assumes no exercise of any outstanding stock options, or the exercise of a warrant to purchase 34,830 shares of our common stock at an exercise price of $6.46 per share. As of September 30, 2003, there were 9,222,244 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.22 per share and there were 3,416,512 shares of common stock available for future issuance under our stock option plans. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. In addition, as of September 30, 2003, there were 768,639 shares outstanding that were subject to our right of repurchase.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the selected consolidated statements of operations data for the years ended December 31, 1998 and 1999 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2003 and the selected consolidated statements of operations data for the nine months ended September 30, 2002 and 2003 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Period from May 21, 1998 (inception) to Dec. 31, 1998	Year Ended December 31,				Nine Months Ended September 30,
		1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$—	$—	$—	$1,831	$22,200	$16,526	$49,699
Cost of goods sold	—	—	—	897	10,170	6,932	29,184

Gross profit	—	—	—	934	12,030	9,594	20,515
Operating expenses:
Research and development	85	3,121	11,687	23,104	23,115	17,504	20,425
Sales and marketing	—	—	1,536	6,064	7,381	5,486	7,794
General and administrative	—	125	2,219	3,429	3,953	2,909	3,677
Stock-based compensation	1	77	578	597	488	430	1,490

Total operating expenses	86	3,323	16,020	33,194	34,937	26,329	33,386

Loss from operations	(86)	(3,323)	(16,020)	(32,260)	(22,907)	(16,735)	(12,871)
Interest income (expense), net	—	185	953	1,646	614	542	(39)

Loss before income taxes	(86)	(3,138)	(15,067)	(30,614)	(22,293)	(16,193)	(12,910)
Income taxes	—	—	—	28	66	13	33

Net loss	$(86)	$(3,138)	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)

Basic and diluted net loss per share	$(0.11)	$(1.59)	$(2.66)	$(3.06)	$(1.60)	$(1.18)	$(0.80)

Shares used in computing basic and diluted net loss per share	752	1,977	5,663	10,015	14,017	13,692	16,122

	December 31,					September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$4,746	$3,034	$13,386	$49,668	$27,602	$ 18,185
Working capital	55	2,778	12,383	48,751	28,140	16,629
Total assets	5,016	4,050	17,438	58,741	39,325	39,818
Short- and long-term debt and lease obligations	—	662	1,492	2,769	2,269	6,131
Total stockholders’ equity	4,953	2,966	14,817	52,336	30,462	19,911

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance RF mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard CMOS processes. We were incorporated in May 1998 and commenced operations in December 1998. Through December 31, 2000, we were engaged principally in research and development. We first generated meaningful revenue from sales of our products in the fourth quarter of 2001. Our revenue from 2001 through the first half of 2002 was characterized by relatively low volumes and high gross margins. Our revenue for the second half of 2002 and the nine months ended September 30, 2003 was characterized by higher volumes and lower gross margins. We have experienced net losses in each period since inception. Through September 30, 2003, we had an accumulated deficit of $84.4 million.

Our product portfolio is currently comprised of various generations of our radio-on-a-chip, media access controller+baseband and wireless system-on-a-chip products. These products are typically sold together as chipsets as part of a wireless system solution that also incorporates software and system-level reference designs. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets.

Revenue.    Our revenue is derived primarily from the sale of WLAN products and, to a lesser extent, from licensed software and services. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. Although our products are usually specified by OEMs, we primarily sell to, and receive revenue from, ODMs. Many OEMs choose to specify an ODM to integrate our technology into the OEM’s product, which is then delivered to the OEM customers. We also sell our products directly to OEMs who include our chipsets in their products. For direct sales to OEMs, we incorporate our wireless system solutions directly into OEMs’ products. However, we maintain a close relationship with the target OEM to monitor end-market demand. A single ODM or contract manufacturer may provide our chipsets to numerous OEMs. Therefore, our direct customer base is relatively concentrated, although we believe that the number of customers who indirectly buy our chipsets through our ODM and contract manufacturer customers is broader. We anticipate that we will continue to derive a substantial portion of our revenue from a small number of ODMs for the foreseeable future.

During the nine months ended September 30, 2003, Global Sun Technology and Ambit Microsystems accounted for 28% and 19% of our net revenue, respectively. In 2002, D-Link and The Linksys Group accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Accton Technology, Inovar and Sony, accounted for 24%, 21%, 11% and 11% of our net revenue, respectively.

Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of net revenue in the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. Because many of our ODM and contract manufacturer customers are located in Asia, we anticipate that a majority of our revenue will continue to be represented by sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant amount of the systems designed by these customers are then sold through to OEMs outside of Asia. All of our sales are denominated in United States dollars.

Cost of Goods Sold.    Cost of goods sold relates primarily to the purchase of silicon wafers, costs associated with assembly, test and inbound and outbound shipping of our chipsets, costs of personnel, materials and occupancy associated with manufacturing support and quality assurance and royalty costs. Additionally, our cost of goods sold includes accruals for warranty obligations, which we record when revenue is recognized. Because we do not have long-term, fixed supply agreements, our wafer costs are subject to changes based on the cyclical demand for semiconductors. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into die.

Research and Development.    Research and development expense relates primarily to compensation and associated costs related to development employees and contractors, mask and reticle costs, prototype wafers, software and computer-aided design software licenses, intellectual property license costs, reference design development costs, development testing and evaluation, occupancy costs and depreciation expense. All research and development costs are expensed as incurred. We expect our research and development costs to increase in absolute dollars in the future as we invest to develop new products to be competitive in the future.

Sales and Marketing.    Sales and marketing expense relates primarily to compensation and associated costs for marketing and selling personnel, sales commissions to independent sales representatives, public relations, promotional and other marketing expenses, travel, trade show expenses, depreciation expenses and allocated occupancy costs. We expect sales and marketing expenses will increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts and pay increased sales commissions.

General and Administrative.    General and administrative expense relates primarily to compensation and associated costs for general and administrative personnel, professional fees and allocated occupancy costs. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel and incur costs related to the anticipated growth of our business, our operation as a public company and improvements to our information technology infrastructure.

Stock-Based Compensation.    In connection with the grant of stock options in 2000, 2001 and 2002 and the nine months ended September 30, 2003, we recorded an aggregate of $3.2 million in stock-based compensation. These options are considered compensatory because the fair market value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the date of the grant or issuance. As of September 30, 2003, we had an aggregate of $3.0 million in stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related option and warrant, which is generally four to five years using the graded vesting method. This deferred stock-based compensation balances will be amortized as follows: $584,000 during the remainder of 2003; $1.5 million during 2004; $613,000 during 2005; $261,000 during 2006; $40,000 during 2007; and $2,000 during 2008.

Interest Income and Expense.    Interest income consists of interest earned on cash and cash equivalents and marketable securities balances. Interest expense consists of interest on our revolving line of credit, equipment loans and equipment lease.

Provision for Income Taxes.    We have recorded no provision for federal and state income taxes since inception. As of December 31, 2002, we had federal and state net operating loss carryforwards of approximately $62.0 million and $21.1 million, respectively. These net operating loss carryforwards expire through 2020 and 2013, respectively. We also had research and development credit carryforwards of approximately $4.6 million and $3.6 million for federal and state tax purposes. The federal tax credit carryforward expires beginning in 2022. The state tax credit carryforward has no expiration. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Since 2001, we have provided for certain income taxes related to our foreign operations.

Under the Internal Revenue Code, certain substantial changes in ownership could result in an annual limitation on the amount of operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and the results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

Revenue Recognition.    We derive revenue primarily from three sources:

•	the sale of our wireless chipsets and reference designs;

•	our licensed software and technical documentation; and

•	service and support revenue relating to the licensed software.

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for the products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely impacted.

Inventory.    We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventories at the lower of actual cost (using the first-in, first-out method) or its current estimated market.

Stock Options.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock Based Compensation.” Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our audited financial statements.

Accounts Receivable Allowance.    We perform ongoing credit evaluations of our customers and adjust credit limits and their credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Warranty Reserve.    We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our chipset suppliers, our warranty obligation is affected by product failure rates, the cost of replacement chipsets and inbound and outbound freight costs incurred in replacing a chipset after failure. We continuously monitor chipset returns for warranty and maintain a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual failure rates, cost of chipset replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

Results of Operations

The following table shows the percentage relationships of the listed items from our consolidated statements of operations, as a percentage of net revenue for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Consolidated Statements of Operations Data:
Net revenue	—%	100%	100%	100%	100%
Cost of goods sold	—	49	46	42	59

Gross profit	—	51	54	58	41
Operating expense:
Research and development	—	1,262	104	106	41
Sales and marketing	—	331	33	33	16
General and administrative	—	187	18	18	7
Stock-based compensation	—	33	2	3	3

Total operating expenses	—	1,813	157	159	67

Loss from operations	—	(1,762)	(103)	(101)	(26)
Interest income, net	—	90	2	3	—
Income taxes	—	(2)	—	—	—

Net loss	—%	(1,674)%	(101)%	(98)%	(26)%

Nine Months Ended September 30, 2003 and 2002

Net Revenue.    Net revenue for the nine months ended September 30, 2003 was $49.7 million compared to $16.5 million for the nine months ended September 30, 2002, an increase of $33.2 million, or 201%. During 2003, we experienced an increase in the number of design wins over 2002, primarily related to the introduction of our 802.11g and 802.11a/g chipsets in early 2003. As a result, the total number of chipsets shipped increased from 0.5 million in the nine months ended September 30, 2002 to 2.8 million in the nine months ended September 30, 2003.

Gross Profit.    Gross profit for the nine months ended September 30, 2003 was $20.5 million compared to $9.6 million for the nine months ended September 30, 2002, an increase of $10.9 million, or 114%. Gross profit as a percentage of revenue decreased to 41% for the nine months ended September 30, 2003 compared to 58% for the nine months ended September 30, 2002. In 2003, we focused on addressing a broader market, including the market for 802.11g and multi-mode products, which resulted in an increase in chipset volumes of over 400% but lower gross margins on these sales.

Research and Development.    Research and development expense was $20.4 million for the nine months ended September 30, 2003, or 41% of revenue, compared to $17.5 million for the nine months ended September 30, 2002, or 106% of revenue. This increase was primarily attributable to increased compensation related costs and additional software development licenses resulting from a 19% increase in research and development headcount in 2003. Additionally, the costs of our mask sets and reticles increased 20% in the nine months ended September 30, 2003 over the nine months ended September 30, 2002, primarily resulting from the development efforts related to eight new chips in 2003 as compared to four in 2002.

Sales and Marketing.    Sales and marketing expense increased to $7.8 million, or 16% of revenue, for the nine months ended September 30, 2003 from $5.5 million, or 33% of revenue, for the nine months ended September 30, 2002. This increase was primarily due to an increase in compensation related to a 40% increase in sales headcount and higher commissions to independent sales representatives associated with a 201% increase revenue in during the first nine months of 2003.

General and Administrative.    General and administrative expense increased to $3.7 million, or 7% of revenue, for the nine months ended September 30, 2003, from $2.9 million, or 18% of revenue, for the nine months ended September 30, 2002. This increase was primarily due to incremental compensation related costs resulting from a 30% headcount increase. Additionally, we increased the allowance for doubtful accounts by $213,000 from September 30, 2002 to September 30, 2003 resulting primarily from the 141% increase in accounts receivable balances during this period.

Interest Income (Expense), Net.    Interest expense, net was $39,000 for the nine months ended September 30, 2003 compared to interest income, net, of $542,000 for the nine months ended September 30, 2002. During 2003, we experienced decreased interest income resulting from lower balances of cash, cash equivalents and marketable securities, as well as the interest expense related to our revolving credit facility.

Years Ended December 31, 2002 and 2001

Net Revenue.    Net revenue for 2002 was $22.2 million compared to $1.8 million for 2001. This increase was primarily due to the commencement of volume shipments of our first generation 802.11a product in the third quarter of 2001. During 2001 and 2002, we experienced an increase in revenue as a result of a greater number of design wins. In September 2002, we began volume shipments of our second generation of products including our first multi-mode product. During 2001, we shipped 0.1 million chipsets as compared to 0.7 million in 2002.

Gross Profit.    Gross profit for 2002 was $12.0 million compared to $934,000 for 2001. Gross profit as a percentage of revenue increased to 54% for 2002 compared to 51% for 2001. This increase was primarily due to the establishment of software license and maintenance fees in 2002 which provided relatively high gross margins.

Research and Development.    Research and development expense was $23.1 million in each of 2002 and 2001. Our personnel and related expenses remained relatively constant from 2001 to 2002. During 2001, we expanded our research and development team by 74% and therefore incurred higher recruiting expenses in 2001 than in 2002, when we increased headcount by 11%. Additionally, in 2001, we incurred significantly more consulting, outside service and lab and test expenses than in 2002. In 2002, software and licensing expenses increased as a result of leasing additional software development tools and licensing costs related to the use of intellectual property for the development of our next generation of chipsets.

Sales and Marketing.    Sales and marketing expense was $7.4 million, for 2002 compared to $6.1 million for 2001. The increase of $1.3 million was primarily due to increased sales commission paid to our sales personnel for 2002 over 2001, resulting from increased revenues in 2002 over 2001. Additionally, we opened a sales office in Taiwan during 2002 which resulted in increased compensation related costs for the sales personnel staffing the office.

General and Administrative.    General and administrative expense was $4.0 million for 2002, compared to $3.4 million for 2001. The increase of $600,000 was primarily due to increases in professional fees related to the costs of preparing and filing our patent applications.

Interest Income (Expense), Net.    Interest income, net, was $614,000 for 2002, compared to $1.6 million for 2001. The decrease of $1.0 million was primarily due to decreases in interest income related to lower balances of cash and cash equivalents and marketable securities and a general decline in interest rates in 2002 compared to 2001.

Years Ended December 31, 2001 and 2000

Net Revenue.    Net revenue was $1.8 million for 2001. We did not recognize any revenue in 2000. Our first product began shipping in volume during the third quarter of 2001.

Gross Profit.    Gross profit was $934,000 for 2001. There was no revenue, cost of revenue or gross profit for 2000. Our first product began shipping in volume during the third quarter of 2001.

Research and Development.    Research and development was $23.1 million for 2001, compared to $11.7 million for 2000. In 2001, we increased our development efforts to expand our chipset product portfolio. This expansion in research and development effort resulted in increased compensation, related costs and recruiting expenses due to a 41% increase in research and development headcount in 2001 over 2000. Additionally, the expenses of masksets and reticles increased in 2001 over 2000, resulting from the development of our next generation of chipsets. In 2001, the increase in personnel and number of chipsets in development over 2000, resulted in increased expenses for licensed software development tools, as we added new seat licenses and tools to expand our chipset design capabilities.

Sales and Marketing.    Sales and marketing expense was $6.1 million for 2001, compared to $1.5 million for 2000, an increase of $4.6 million. In 2001, we increased the sales force by 238%, resulting in increased compensation and related expenses, as well as higher travel costs over 2000. Our marketing activity also increased in 2001 over 2000 as we began selling our chipsets in volume during the third quarter of 2002. In 2001, we hired a professional public relations agency to assist us in marketing our chipsets and we participated in our first trade shows.

General and Administrative.    General and administrative expense was $3.4 million for 2001 compared to $2.2 million for 2000. The increase of $1.2 million primarily due to higher compensation related costs resulting from a 25% increase in headcount during 2001 to expand the information technology and finance functions.

Interest Income (Expense), Net.    Interest income, net, was $1.6 million for 2001, compared to $953,000 for 2000. This increase was primarily due to increased interest income on higher balances of cash and cash equivalents and marketable securities, resulting from the $66.7 million proceeds received from the issuance of our convertible preferred stock during the first half of 2001.

Quarterly Results of Operations

The following table sets forth our consolidated statement of operations data for the seven quarters ended September 30, 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(in thousands)
Net revenue	$4,546	$6,428	$5,551	$5,675	$9,406	$15,125	$25,168
Cost of goods sold	1,492	2,304	3,135	3,239	5,479	8,739	14,966

Gross profit	3,054	4,124	2,416	2,436	3,927	6,386	10,202
Operating expenses:
Research and development	5,624	5,954	5,924	5,613	6,272	6,671	7,482
Sales and marketing	1,763	2,054	1,669	1,895	2,094	2,566	3,134
General and administrative	836	1,148	925	1,044	934	1,217	1,526
Stock-based compensation	195	135	101	57	62	820	608

Total operating expenses	8,418	9,291	8,619	8,609	9,362	11,274	12,750

Loss from operations	(5,364)	(5,167)	(6,203)	(6,173)	(5,435)	(4,888)	(2,548)
Interest income, net	235	170	137	72	28	(15)	(52)
Income taxes	—	—	(14)	(52)	—	—	(33)

Net loss	$(5,129)	$(4,997)	$(6,080)	$(6,153)	$(5,407)	$(4,903)	$(2,633)

Net loss per share – basic and diluted	$(0.40)	$(0.36)	$(0.42)	$(0.41)	$(0.35)	$(0.31)	$(0.16)

The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue.
	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(in thousands)
Net revenue	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	33	36	56	57	58	58	59

Gross profit	67	64	44	43	42	42	41
Operating expenses:
Research and development	124	93	107	99	67	44	30
Sales and marketing	39	32	30	33	22	17	12
General and administrative	18	18	17	18	10	8	6
Stock-based compensation	4	2	2	1	1	5	2

Total operating expenses	185	145	155	152	100	74	51

Loss from operations	(118)	(80)	(112)	(109)	(58)	(32)	(10)
Interest income, net	5	2	2	1	0	0	0
Income taxes	—	—	—	—	—	—	—

Net loss	(113)%	(78)%	110%	(108)%	(57)%	(32)%	(10)%

Net Revenue.    During 2002, we addressed the lower volume market for 802.11a chipsets. Beginning in the third quarter of 2002, we introduced our second generation of products, including our multi-mode, multi-band products. Net revenue has increased sequentially from the third quarter of 2002 through the third quarter of 2003 due to the increased acceptance of our second and third generation of wireless chipset products, an increase in the number of PC OEM and networking equipment manufacturer design wins and the broadening of our product line to provide integrated 802.11b, 802.11g and 802.11a products.

Cost of Goods Sold.    Cost of goods sold increased steadily from the first quarter of 2002 through the third quarter of 2003. Prior to the third quarter of 2002, we were addressing a lower volume, higher gross margin market which enabled us to obtain higher gross margins. Gross margin has remained relatively stable from the third quarter of 2002 through the third quarter of 2003 during a time in which the quarterly volume of chipsets shipped increased over 900% and we expanded the markets that we served.

Operating Expenses.    Our operating expenses increased sequentially from the fourth quarter of 2002 through the third quarter of 2003 as our chipsets began shipping in greater volume and we hired additional personnel to support our business. Operating expense as a percentage of net revenue decreased from 185% in the first quarter of 2002 to 49% in the third quarter of 2003 as quarterly net revenue increased.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and operating results to fluctuate include those discussed in the Risk Factors section of this prospectus.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock. We have received a total of approximately $98.3 million from these private placements and an additional $2.8 million from the exercise of options to purchase shares of our common stock. We have financed operations from borrowings under our bank credit facility, our equipment loans and capital leases. Our principal sources of liquidity as of September 30, 2003, consisted of cash and cash equivalents and marketable securities of $18.2 million and our revolving credit facility which had $4.0 million available to borrow under the revolving credit facility and $1.0 million available for borrowing under the equipment loan.

Operating Activities.    Our operating activities used cash in the amount of $12.9 million and $13.5 million for the nine months ended September 30, 2003 and 2002, respectively, and $20.9 million, $29.2 million and $13.4 million in 2002, 2001 and 2000, respectively. The improvement in our cash flow from operating activities resulted primarily from decreasing net losses. Our inventories increased $3.9 million and $1.7 million for the nine months ended September 30, 2003 and 2002, respectively and increased $3.0 million and $1.4 million in 2002 and 2001, respectively in order to meet the increased customer demand for our products,. There were no inventories in 2000. Our accounts receivable increased $5.9 million and $2.0 million for the nine months ended September 30, 2003, and 2002, respectively, and $452,000 and $1.2 million in 2002 and 2001, respectively, related to increased revenue and the timing of customer payments. There were no accounts receivable as of December 31, 2000. Our accounts payable increased $4.0 million and $2.7 million for the nine months ended September 30, 2003 and 2002, respectively, and $1.4 million, $537,000 and $542,000 for 2002, 2001 and 2000, respectively. Accounts payable increases related primarily to the increases in inventories during the nine months ended September 30, 2003 and 2002, and 2002 and 2001. Accounts payable increases in 2000 related to the growth of our research and development efforts. In 2000, cash used in operating activities reflected a loss of $15.1 million, partially offset by depreciation and amortization of $452,000.

Investing Activities.    Our investing activities provided cash of $13.5 million and $12.5 million for the nine months ended September 30, 2003 and 2002, respectively, and $20.6 million in 2002, and used cash of

$40.3 million and $10.6 million in 2001 and 2000, respectively. Our investing activities primarily resulted from purchase or maturities of marketable securities and purchases of property and equipment.

Financing Activities.    Our financing activities provided cash of $4.8 million in the nine months ended September 30, 2003 and used cash of $34,000 for the nine months ended September 30, 2002. Our financing activities used $336,000 in the year ended December 31, 2002, and provided $68.2 million and $26.1 million in 2001 and 2000, respectively. Financing activities primarily represented proceeds from the issuance of our convertible preferred stock, proceeds from borrowings against the revolving line of credit, borrowings and repayments against the equipment loans and capital leases, and proceeds from the exercise of options to purchase our common stock.

Our revolving credit facility with Silicon Valley Bank provides financing up to $8.0 million for working capital requirements and $2.0 million for equipment purchases. As of September 30, 2003, $4.0 million was outstanding under the revolving credit facility for working capital and $900,000 was outstanding for equipment. The loan bears interest at the bank’s prime rate plus 1.5%. The loan is collateralized by all of our tangible assets. The loan agreement contains financial and nonfinancial covenants with which we must comply. Through September 30, 2003, we were in compliance with all required covenants. We expect to use the net proceeds of this offering to repay outstanding debt under our credit facility.

During 2001, we entered into a loan agreement to borrow up to $3.0 million to finance certain equipment purchases. In 2002 and 2001, we borrowed a total of $1.9 million to finance equipment purchases. The loans bear interest at rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available to us. The equipment collateralizes the loan balance due. The loan agreement contains certain nonfinancial covenants with which we were in compliance as of September 30, 2003. In addition, we must maintain a restricted cash balance of $500,000 which is included in other assets as of September 30, 2003 and 2002, and December 31, 2002 and 2001, respectively. Principal and interest payments are due in monthly installments through June 2004 and September 2004, respectively.

Capital expenditures were $1.0 million and $513,000 for the nine months ended September 30, 2003 and 2002, respectively, and $711,000, $2.1 million and $1.2 million in 2002, 2001 and 2000, respectively. These expenditures primarily consisted of computer and test equipment and software purchases. We anticipate further capital expenditures in 2003 to support future growth. We believe that research and development resources are required to expand our core technologies and product offerings. Our research and development expenses were $20.4 million and $17.5 million for the nine months ended September 30, 2003 and 2002, respectively, and $23.1 million, $23.1 million and $11.7 million in 2002, 2001 and 2000, respectively. These expenditures resulted in enhancement of our product offerings, technological know-how and inventions that have yielded numerous issued and pending U.S. patents. We expect to continue to incur significant research and development expenses and intend to fund these expenses with operating cash flow, cash and equivalents and the revolving credit facility.

We expect to experience significant growth in our operating expenses, particularly in research and development and sales and marketing expenses, for the foreseeable future in order to execute our business strategy. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

The following summarizes our contractual obligations at December 31, 2002 and the effect of those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years
Long-term debt	$1.2	$0.7	$0.5
Capital lease obligations	1.1	0.7	0.4
Operating leases	3.4	1.3	2.1
Purchase obligations	4.6	1.6	3.0

Total	$10.3	$4.3	$6.0

We had no contractual obligations due beyond three years as of December 31, 2002.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In December 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that management believes are variable interest entities, and do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize the income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of September 30, 2003, our investments were in commercial paper, corporate notes, market auction preferred stock and corporate bonds.

Our exposure to market risk also relates to the increase or decrease in the amount of interest we must pay on our outstanding debt instruments, primarily certain borrowings under the revolving credit facility and the bank equipment loan. Our revolving credit facility provides financing up to $8.0 million for working capital requirements and $2.0 million for equipment purchases. As of September 30, 2003, $4.0 million was outstanding under the revolving credit facility and $900,000 was outstanding under the equipment loan. The loan bears interest at the bank’s prime rate plus 1.5%. We do not believe that a 10% change in the prime rate would have significant impact on our interest expense.

To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations related to customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Japan, Taiwan and India is the U.S. dollar and as the local accounts are maintained in Japan, Taiwan and India, respectively, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or results of operations.

BUSINESS

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance RF mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard CMOS processes. We believe we are a technology leader in the wireless local area networking market as measured by standards integration, network throughput, power consumption, range, hardware and software features of our products. We deliver proprietary feature set extensions beyond standard requirements, offering significant performance benefits to the user.

We provide a comprehensive portfolio of products ranging from entry-level wireless networking products for the home and small office markets to sophisticated wireless infrastructure systems-on-chip with advanced network management capabilities for the enterprise market. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets. We have a broad base of leading PC OEM customers, including Hewlett Packard, IBM, NEC, Sony and Toshiba, and networking equipment manufacturers, including D-Link, IO Data, Linksys, Microsoft, NETGEAR, Philips and Proxim.

Industry Background

The Wireless Communications Market

Wireless communications offer many inherent benefits over wired communications, including mobility, flexibility and cost of installation and upgrade. When cost-effective wireless solutions have emerged to address communications applications, they have often seen rapid adoption. The benefits of wireless technology have been validated by the growth of numerous wireless technology markets, including:

•	cellular and cordless;

•	wireless local area data networking;

•	wireless wide area data networking; and

•	other markets, such as broadcast, satellite communications and wireless personal area communications networks.

Cellular services have achieved widespread market adoption driven by the demand for voice service to be available everywhere at all times. According to IDC, an industry research firm, there are currently 1.3 billion wireless cellular voice services subscribers worldwide.

In the last decade, email and other Internet communication media have become critical modes of communication. The demand for mobile and portable access to email and the Internet has led to rapid customer adoption of wireless local area data networking. Moreover, the demand for email and Internet access to be available everywhere at all times is driving the emergence of wireless wide area data networking services. The demand for these services is currently being met by a range of different technologies, such as data services on public cellular networks, dedicated wireless data services made popular by mobile email devices, such as the Blackberry, and the continuing deployment of wireless local area networking technologies. In addition, new technologies are being standardized to enhance wireless personal area, local area and wide area data access and further integrate these services.

These multiple services for wide area, email and Internet access are being delivered over separate networks that use different technologies, stimulating demand for access devices that support multiple services. The wireless technology capabilities of access devices is primarily provided by a semiconductor chipset. It is less cost-effective to bundle multiple semiconductor chipsets to support each service; instead, a higher degree of semiconductor integration is necessary. This semiconductor integration requires significant innovative intellectual property relative to existing solutions.

Growth of Wireless Data Networking

The demand for wireless data access and portability of wireless access devices, such as notebook computers, as well as the relative difficulty and cost of installing and maintaining wired networks compared to wireless networks, has led to the rapid growth of the wireless local area networking, or WLAN, systems market. According to IDC, this market is expected to continue to experience rapid growth with the total WLAN systems market growing from $2.2 billion in 2002 to $3.1 billion in 2005. This growth has been driven by the emergence of several wireless data networking market segments, including:

•	Personal Computers. Consumers increasingly desire computers that include wireless connectivity capability. Personal computer original equipment manufacturers, or PC OEMs, have moved rapidly to embed wireless capability in notebook and other computing platforms. Several leading PC OEMs have already embedded wireless data networking capability in most of their notebook computer products.

•	Enterprise Access. The increased mobility of the workforce and the prevalence of the Internet and email as business tools have increased the demand for wireless data networking in the enterprise market. The use of wireless data networking as an access technology for the enterprise substantially reduces technology deployment costs and increases worker productivity.

•	Small Office and Branch Office Networking. The cost of deploying wireless networks has declined significantly in recent years, while the cost of deploying network cabling in the office environment has not significantly decreased. As a result, it is frequently more cost-effective to network entire small offices using wireless technology.

•	Home Networking. The increased use of broadband Internet connections, notebook computers and multiple computers per household, and the cost and difficulty of deploying a wired home network, have led to the rapid adoption of wireless data networking in the home.

•	Hotspots. Consumer adoption of wireless technology and the increasing prevalence of wireless data networking capability in notebooks has led service providers to invest in public wireless access points or basestations located in high traffic areas, such as cafes, airports and university campuses, commonly referred to as hotspots. According to IDC, it is estimated that by the end of 2003, there will be 11,000 hotspots in the United States and 49,700 worldwide.

•	Mobile Computing Devices. Mobile computing devices, including personal digital assistants and cellular phones, are beginning to incorporate wireless data networking functionality.

In addition, wireless data networking technology is beginning to experience similar growth in new markets such as:

•	Consumer Electronics. Demand is emerging for the ability to connect consumer electronics devices in the home and to provide an easy way to connect non-networked devices to share content. To address these demands without cabling, OEMs are beginning to ship consumer electronics devices, such as flat panel televisions and media players with wireless capability.

•	Wireless Voice over Internet Protocol. Voice over Internet Protocol, or VoIP, uses data networking infrastructure to deliver voice services at a lower price than traditional wireline voice services, which use less efficient, circuit-switched infrastructures. Wireless VoIP uses corporate, retail and home wireless data networks and unlicensed spectrum to provide access to voice communication services.

•	Telematics and Public Safety. Recent standardization activities and regulatory changes are leading to the establishment of interoperable radios for vehicular activities such as toll collection, navigation aids, hazard avoidance and entertainment. These automotive communication applications are collectively referred to as telematics. Similar activities are underway to align public safety communications for police, fire and others using wireless data networking technologies.

Wireless Local Area Networking Standards

Adoption of wireless data networking has been enabled by the introduction of the IEEE 802.11 WLAN standards in the late 1990s, initially with the 802.11b standard. The use of unlicensed radio spectrum at 2.4 GHz has enhanced the potential for WLAN growth in a way that was not previously possible because of the restrictions of licensed spectrum. In addition, significant product cost reductions and ease of installation have supported the proliferation of wireless networking into the home, small business and enterprise markets.

The addition of new IEEE standards and the commercialization of compliant products since 1999 has substantially increased capacity and data rates. The introduction of the 802.11g standard has allowed the existing spectrum at 2.4 GHz to be operated much more efficiently with a substantial increase in standards-compliant data rates from the initial 1-2 Mbps up to 54 Mbps, and to over 100 Mbps in some proprietary implementations. The introduction of 802.11a-compliant products has enabled the use of new unlicensed radio spectrum at 5 GHz and substantially increased the available channel capacity. Increasing channel capacity supports the continued growth of the market while substantially diminishing or avoiding network congestion due to the overuse of the available unlicensed 2.4 GHz band.

The following standards, frequencies and non-overlapping channels are currently available:

Standards	Frequency	Channels	Maximum Standards- Compliant Data Rate
802.11b	2.4 GHz	3*	11 Mbps
802.11g	2.4 GHz	3*	54 Mbps
802.11a	5 GHz	24	54 Mbps

*	802.11b and 802.11g use the same 20 MHz channels.

The wireless networking market is rapidly transitioning from single-band products to multi-band, multi-mode products supporting the 802.11b, 802.11g and 802.11a standards, or modes, in a variety of combinations. In the WLAN market, multi-band, multi-mode refers to operation in the 2.4 GHz and 5 GHz bands using 802.11b, 802.11a, and 802.11g protocols. The increased network capacity of multi-band, multi-mode solutions, as well as the congestion of the spectrum used by single-band 2.4 GHz solutions, has led to the migration to the next generation of standards. The IEEE 802.11 standards body is working on many new variants of the standard to address technical challenges and to support continued growth of this market.

Semiconductors in Wireless Networking Products

The wireless capabilities of WLAN products and other wireless networking products are provided primarily by a semiconductor chipset. A wireless semiconductor chipset usually contains a radio transmitter and receiver, a processor and mixed signal circuitry integrated with a digital media access controller and baseband. The MAC supports the protocol for network communications. Traditionally, a separate chipset has supported a single service, such as email or Internet access, delivered over a separate network to a separate device. As demand has grown for access devices that support multiple services, semiconductor chipset providers have begun to seek a higher level of integration on chipsets, as bundling multiple chipsets to support each service is less cost-effective.

The WLAN semiconductor market is large and projected by IDC to grow from $599 million in 2002 to $1.1 billion in 2003. Moreover, the market for multi-mode, multi-band products is projected by IDC to become the largest segment of the WLAN semiconductor market, growing from $72 million, or 11% of the market in 2002, to $847 million, or 77% of the market in 2005.

Wireless Semiconductor Challenges

Technology innovation and performance improvement in WLAN products has been more rapid than in most other wireless segments. In the last five years, data rates for WLAN have increased approximately 100 times while system cost has been reduced significantly. Sustaining this rate of advancement presents significant challenges to wireless semiconductor vendors. The technology challenges faced in implementing and advancing WLAN technology are similar to challenges faced in advancing other wireless markets. Long-term success in addressing these technical challenges will require semiconductor providers to effectively integrate several distinct core competencies, including:

•	Wireless System Expertise. Wireless systems present unique challenges to ensure connectivity over the air, an unpredictable medium for communications systems, especially when the users are mobile. These system-level challenges influence overall semiconductor design in a way not usually addressed by semiconductor component manufacturers.

•	High-Performance RF Circuit Implementation Using Standard CMOS Process. The CMOS manufacturing process comprises the vast majority of semiconductor manufacturing capacity worldwide. As a result, designing for CMOS offers a cost advantage. However, developing high-performance RF circuits in standard CMOS is complex and presents a number of challenges to commercial semiconductor development. CMOS has been developed mostly for digital circuits, not RF circuits. RF circuits are more sensitive to signal degradation and are therefore typically not implemented in standard CMOS, but instead are implemented in other higher-cost, specialized processes.

•	Design Methodology Challenges. While complete suites of integrated tools exist for digital IC design, there is no satisfactory equivalent for high-performance RF design. Current RF design tools need extensive proprietary add-ons and custom integration to create effective design environments that yield complex, high-performance RF designs in standard CMOS quickly and efficiently. This design process is unpredictable and has traditionally required a tradeoff between meeting target performance or achieving time-to-market schedule. However, the complexity and lifecycle of most products today dictate that both of these requirements be satisfied at the same time.

•	Functional Integration Challenges. There are currently no standardized architectures for integrated, multi-mode wireless systems. To reduce costs and increase volume, the market has required the development of new architectures and new technological approaches, which traditionally only highly experienced engineers have been capable of designing. The need for continued functional integration and the frequent creation of new standards require that new wireless products support multiple wireless services. However, the price sensitivity of products in high-volume markets favors an integrated chipset solution rather than the use of multiple separate semiconductor components. Semiconductor functional integration is complex and requires the development of innovative semiconductor architectures.

•	Ability to Deliver Complete Solutions Quickly to Address Frequently Emerging Standards. Vendors of wireless communications products expect their suppliers to provide complete systems solution reference designs comprised of hardware, software, protocols, drivers and integration, and require system testing and regulatory approvals. Developing complete systems solutions is complex and costly, and providers must innovate quickly to address frequently evolving standards and changing market requirements.

Atheros Solution and Competitive Strengths

We design, develop, sell and support wireless networking systems solutions that include semiconductors, software and system-level reference designs. We design our high-performance RF, mixed signal and digital chipsets for low-cost, standard CMOS manufacturing processes. We believe we are a technology leader in the wireless networking market as measured by standards integration, network throughput, power consumption, range, hardware and software features of our products.

We also deliver proprietary feature set extensions beyond standard requirements, offering significant performance benefits to the user. We provide a comprehensive portfolio of products ranging from entry-level wireless networking products for the home and small office markets to sophisticated wireless infrastructure systems-on-chip with advanced network management capabilities for the enterprise market. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets.

Our competitive strengths include:

•	Wireless System Engineering. Our expertise in wireless system engineering has enabled us to readily incorporate new wireless technologies into our products. We provide proprietary, value-added functionality that supports leading network speeds and range capabilities as well as interoperability with other standards-based solutions. In addition, our systems expertise allows us to provide our customers with complete systems solutions, easing their product development and time-to-market.

•	High-Performance RF in Standard CMOS Core Competency. We implement high-performance RF solutions in standard CMOS that provide a high level of WLAN performance in terms of network throughput, range and power consumption. Some of our products integrate multiple radios in a single chip, reducing size, decreasing cost and offering new opportunities for us to include wireless capability into our products. We believe that our RF in standard CMOS design experience positions us to introduce products that address additional high-volume wireless markets.

•	Advanced Wireless Communications Protocol Expertise. We have expertise in wireless communications protocols and their implementation in hardware and software. We believe we were the first to deliver a commercial integrated chipset for an 802.11a-compliant product based on orthogonal frequency division multiplexing, or OFDM. We believe that OFDM technology will be at the core of many important future wireless protocols because of its superior spectral efficiency and its resulting ability to scale to greater network speeds and capacities.

•	Scaleable and Repeatable Design Environments. We have developed proprietary design methodologies that allow us to leverage our design expertise to deliver highly integrated, high-performance RF semiconductors using standard CMOS. As a result, we are able to reduce costs of development while maximizing circuit performance. In addition, we are able to reduce the number of design cycles and design cycle times, which benefits our customers by providing feature integration, cost reduction and time-to-market advantage.

•	Established Customer Relationships and Channel Penetration. Our record of innovation has provided us with strong customer relationships among major enterprise and networking equipment manufacturers who have differentiated their products based on our proprietary features and superior product performance. Our PC OEM customers include Hewlett Packard, IBM, NEC Electronics, Sony and Toshiba, and our retail and enterprise OEM customers include D-Link, IO Data, The Linksys Group, Microsoft, NETGEAR, Philips and Proxim. Some of our customers use the Atheros brand to differentiate their products and highlight their use of our proprietary features.

Our Strategy

Our objective is to be the leading provider of innovative wireless technologies through a combination of efficient design capabilities, cost-effective manufacturing and execution strength. The principal elements of our strategy are to:

•	Target Multiple, High-Growth Markets by Leveraging our Core Technology. The technology challenges faced in implementing and advancing WLAN technology are very similar to the challenges faced in other wireless markets. We intend to use our competency in implementing high-performance RF designs in standard CMOS, coupled with our wireless systems expertise, to develop more highly integrated and cost-effective systems to address additional end markets.

•	Extend WLAN Market Position. We intend to expand our market position in WLAN by leading in time to market with new standards-based functionality and providing advanced proprietary features. We intend to use our technology to provide further significant improvements in the range, speed, power and security of users’ wireless connections. We are developing new technologies to address the requirements of new market segments, for example, to enable quality of service and reduce signal interference.

•	Promote Brand Value. We intend to increase end-user awareness of the benefits of our proprietary features by developing and promoting the Atheros brand to enable end-users to identify products that provide superior performance based on our technology. We have branded some of our proprietary features, and some brands have achieved wide recognition in the market, including Super G, Super A/G and eXtended Range. Several OEMs currently mark their products with the Atheros brand to differentiate their products based on our advanced feature set. By continuing to drive industry standards and introducing innovative proprietary functionality, we intend to further advance wireless networking technology.

•	Drive Component Integration for Cost Efficiency Advantage. We intend to continue integrating hardware and software functionality to improve cost-effectiveness and our time to market. With each generation of our chipsets, we have improved integration of external semiconductors and components, and provided system software functionality beyond the basic wireless capabilities. We have integrated features that benefit multiple markets, ranging from indoor video distribution to outdoor broadband wireless. By integrating external components and, in some cases, multiple radios, into a single product and by integrating additional functionality, we seek to provide superior performance at a lower price.

•	Leverage Multi-Band, Multi-Mode Expertise. The demand for wireless access devices that can operate using multiple wireless services necessitates semiconductor solutions that combine multiple wireless technologies. We offer multi-band, multi-mode solutions that combine 802.11b, 802.11g and 802.11a WLAN capabilities. We intend to offer additional WLAN functionality in highly integrated, system-on-a-chip solutions and to integrate that WLAN functionality with other wireless technologies to support other wireless services.

•	Leverage Our Customer Base. We target customers who are leaders in their respective markets. We intend to focus on sales to market leaders in our current and target markets by leveraging our reputation for technology innovation and our leading product performance.

Our Products and Technology

We are shipping production volumes of our fourth generation of semiconductors, hardware designs and software for wireless applications. We offer system-level reference designs for client devices and access points. These solutions provide features from basic connectivity in standards-compliant wireless local area networks, including substantial throughput enhancement and range enhancement, supporting video, voice and outdoor broadband access. Our products support several encryption and authentication security standards, network management protocols, operating systems, and interfaces to non-computing environments, such as consumer electronics.

We currently provide three types of semiconductors:

•	Radio-on-a-chip, or RoC, is a radio transmitter and receiver for either or both of the frequency bands in which our products operate and is primarily an analog RF circuit.

•	Baseband + media access controller, or MAC, is a single chip implementation of mixed signal circuitry containing low frequency analog circuits and data converters integrated with a digital MAC and baseband. The MAC contains a silicon implementation to support the protocol for network communications.

•	Wireless system-on-a-chip, or WiSoC, incorporates a MAC + baseband integrated with a processor, which is otherwise typically a separate component. The processor is a digital device and is integrated to reduce the cost of the solution in an access point product where there is no client host central processing unit, or CPU that provides additional computing resources.

The following table shows different functional chips that we sell by generation. Due to the interoperability of our integrated circuits, our customers can use a variety of combinations of chips to create differentiated client and access products to meet the needs of the specific market segment that they address. Our products generally include at least one radio and one MAC + baseband device.

•	Client devices typically include a single RoC or multiple RoCs combined with a single MAC + baseband.

•	Access point products usually include single or multiple RoCs and a WiSoC, which implements the MAC + baseband section with an integrated microprocessor to control the access point operation.

Our products not only meet the appropriate 802.11 standards they are designed for, but also offer enhanced capabilities that benefit the users with enhanced performance and functionality. Some of the key proprietary features are:

•	Super G and Super A/G are performance enhancing extensions that allow our standard 802.11g and 802.11a products to operate at data rates of up to 108 Mbps, twice the industry standard maximum data rate of 54 Mbps, while maintaining interoperability with standards operation. We achieve this by adapting the operating protocols to maximize throughput based on several advanced signaling technologies.

•	eXtended Range, or XR, is a range enhancing extension that can more than double the distance at which an Atheros client device can maintain a connection with an Atheros access point minimizing dead spots and providing better coverage in large homes from a single access point. We achieve this by adapting the OFDM algorithms in the baseband to increase the sensitivity of the receiver when the signal level is too low for standard operation.

•	Low Power enables our products to use significantly less power in the transmit, receive and sleep operating modes, which offers the benefit of longer battery life for the access device. This is achieved by monitoring functions and using custom timing circuits to keep non-active circuitry in sleep mode when possible.

We are actively developing new proprietary extensions to further benefit users as the standards continue to evolve.

First Generation*	Second Generation	Third Generation	Fourth Generation
Radio-on-a-Chip (RoC)			
AR5110 • Frequency range: 5.15-5.35 GHz	**AR5111** • Frequency range: 5.15-5.85 GHz	**AR5112** • Frequency range: 2.3-2.5 GHz & 4.9-5.85 GHz	
	AR2111 • Frequency range: 2.4-2.5 GHz	**AR2112** • Frequency range: 2.3-2.5 GHz	
MAC + Baseband			
AR5210 • 802.11a • Embedded encryption and authentication security	**AR5211** • 802.11a/b • Embedded encryption and authentication security	**AR5212** • 802.11a/b/g • Embedded encryption and authentication security • Super A/G proprietary throughput enhancement	**AR5213** • 802.11a/b/g • Embedded encryption and authentication security • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement • Low power consumption
Wireless System-on-a-Chip (WiSoC)			
	AR5311 • 802.11a • 120 MHz processor • One 802.11 MAC + baseband	**AR5312** • 220 MHz processor • Two 802.11 MAC + baseband • 802.11a + 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement	
		AR2312 • 180 MHz processor • One 802.11 MAC + baseband • 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement	**AR2313** • 180 MHz processor • One 802.11 MAC + baseband • 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement • Embedded encryption and authentication security • USB support

* First generation products to cease manufacture in 2004.

To enable our customers to easily incorporate our wireless systems solutions into their products, we support a network of authorized design centers and contract engineering firms based in the United States, Europe and Japan that we have trained in the use of our tools and technologies. These design centers have enabled our customers to introduce a number of products based upon our wireless system solutions, extending our market reach.

Customers

We sell our products directly to OEMs who include our chipsets in their products, and to ODMs, or contract manufacturers who in turn include our chipsets in products they supply to OEMs. For direct sales to OEMs, we incorporate our wireless system solutions directly into OEMs’ products, and the OEM is the licensee and the end-user of the technology. However, we primarily sell directly to ODMs, as many OEMs choose to specify an ODM to integrate our technology in a module, such as a PCI card, which is then delivered to the OEM customer. For OEMs who use an ODM as an intermediary, our shipments and revenue are directly with the ODM. However, we maintain close relationships with the target OEM and the initial technology design win is generally awarded by the OEM. We also have ongoing contact with the OEM for forecasting and technology update purposes. Currently, our target markets include the personal computer, enterprise access, small office and branch networking, home networking, hotspot, mobile computing devices and consumer electronics markets.

During the nine months ended September 30, 2003, Global Sun Technology and Ambit Microsystems accounted for 28% and 19% of our net revenue, respectively. In 2002, D-Link and The Linksys Group accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Accton Technology, Inovar and Sony accounted for 24%, 21%, 11% and 11% of our net revenue, respectively.

While we primarily sell directly to ODMs, on the purchase order submitted by the ODM they generally identify for whom they are purchasing our product. We do not have the ability to directly confirm with the sell-through party that they received the final product from the ODM. Based on the sell-through information provided to us by the ODMs, the following customers have incorporated Atheros products through ODMs during the nine months ended September 30, 2003:

D-Link Corporation

Hewlett Packard Company

IBM Singapore Pte Ltd.

IO Data

The Linksys Group, Inc.

Microsoft Corporation

NEC Electronics Corporation

NETGEAR, Inc.

Philips Components

Proxim, Inc.

Sony Corporation

Toshiba

Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of net revenue in the nine months ended September 30, 2003 and the year ended December 31, 2002. For example, sales to customers in Taiwan accounted for 61% and 24% of our net revenue in 2002 and 2001, respectively.

Sales and Marketing

We have a direct sales staff in the United States and Asia who support our major OEM and ODM customers. We have strategically located this organization near our major customers with offices in California, Japan, Hong Kong (serving China) and Taiwan. Each salesperson has specific end-user market expertise.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by end-user market as well as the core competencies in hardware, software and radio frequency necessary to support our customers.

To supplement our direct sales, we have independent sales representatives and distributors with locations throughout the world. We selected these independent representatives based on their ability to provide effective field sales, marketing communications and technical support for our products. Our customers place orders directly with us rather than with the representatives, and our representatives do not maintain product inventory.

Our third-party design centers provide expertise in RF design, board layout, operating system and driver development, industrial design and prototyping to customize our software or hardware for smaller customers’ requirements. These third-party design centers typically provide their services on a contract engineering basis and enable rapid time-to-market in areas of expertise.

In addition to providing chipsets, we also license software in source code form. Since the licensing of software in source code requires that we enter into a technology license directly with end customers, we maintain a direct relationship with the end customer whether they have purchased chipsets directly from us or through one of our ODMs or independent representatives. Contractual obligations of our licensees not to disclose or misuse our source code may not sufficiently protect us from misuse or disclosure of our intellectual property. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into our technology and duplicate or design around our products, which would harm our competitive position.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment and competitive analysis. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our ODMs, OEMs and representatives.

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not a good indicator of our future sales.

Regulatory Environment and Industry Standards

Our products and our customers’ products transmit and receive radio signals across unlicensed, regulated spectrum. To certify our products for use in a broad geographic market, we maintain communication with a variety of government and certification agencies in the United States and international markets, including, but not limited to, Japan, China, Taiwan, South Korea, France, Germany and the United Kingdom. As the wireless market is particularly influenced by regulations and policy on spectrum allocations and licensing provisions, this direct contact gives us insight into market requirements and appropriate product plans. We have developed and obtained necessary certifications for certain proprietary technologies and algorithms that enable our products to roam between and adapt to various standards and to international regulatory and operational requirements. These technologies are not necessarily exclusive to us, but have been refined by us and are a requirement for many multinational equipment manufacturers.

We intend to participate in, support our employees’ participation in, or monitor, as appropriate, the activities of various standards bodies, including the IEEE standards group, the European Telecommunications Standards, or ETSI, the International Telecommunications Union, or ITU, the WiFi Alliance, WiMax, a nonprofit group formed to create and promote the development of wireless broadband standard 802.16, Mobile Internet Technical Architecture, or MITA, and the World Radiocommunications Conference, or WRC.

The rights to use unlicensed spectrum are subject to changes made by the government entities that allocate and regulate radio spectrum. Changes in United States and international spectrum policy may limit or prevent our ability to sell products, require substantial engineering effort and expense to address and work around any such changes, and substantially and adversely affect future revenue. In addition, our products and our customers’ products could be denied the regulatory certifications required to sell these products.

Our products include encryption technologies that are regulated by the U.S. and foreign governments. We believe we are in compliance with all export and import laws and regulations related to our encryption technologies. However, these laws and regulations may change and limit our ability to continue to export and import our products internationally until we can adapt to these changes.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property. We rely on a portfolio of intellectual property rights, both foreign and domestic, including patents, trademark registrations, copyright rights, trade secrets, contractual provisions and licenses to protect our intellectual property. Many of our issued patents and pending patent applications relate to algorithms, IC designs, software and systems related to wireless communications and networking, with a focus on innovations we believe we have achieved in our implementations of industry standards-compliant wireless networking.

Patents

As of October 31, 2003, we held 17 U.S. issued patents and 83 pending U.S. patent applications. We continue to pursue actively the filing of additional patent applications in both the United States and foreign jurisdictions. Our domestic patents and applications have expiration dates from September of 2019 through October 2023.

We may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Our continued success and future growth is based on execution capability, technical expertise, speed of implementation and process management abilities of our employees and our ability to defend our intellectual property. Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may not issue with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be as broad as is required to prevent others from exploiting our innovations. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents owned or licensed by us. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In addition, in foreign countries, we may not receive effective patent and trademark protection. We cannot be sure that steps we take to protect our proprietary technologies will prevent misappropriation of our technologies.

Intellectual Property Litigation

The wireless networking industry is characterized by frequent litigation and other vigorous protection and pursuit of intellectual property rights or positions. There are also numerous patents in the wireless networking industry and new patents are being issued at a rapid rate. This often results in significant and often protracted and expensive litigation. Questions of infringement in the wireless networking market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may be granted and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. We have received from time to time in the past written notices and offers from competitors or others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods. For example, during the last few years, we received several written notices or offers from our competitors and others claiming to have certain patents and technology that apply to the 802.11b, 802.11g and 802.11a wireless standards. These notices or offers have been made directly to us and through our U.S. and foreign customers. We have received legal advice and opinions from our patent counsel regarding these matters. We believe that the rights offered are either already licensed to us or our products do not infringe any valid claim to the issued patents identified to date. We cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future. We have certain indemnification obligations to customers with respect to infringement of third-party patents and intellectual property rights by our products. We cannot assure you that our potential obligations to indemnify such customers will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could have a significant adverse impact on our business.

If it is necessary or desirable, we may seek licenses under third-party patents or other intellectual property rights. However, we cannot be sure that third parties will offer licenses to us or that we will find and secure acceptable terms for any offered licenses. If we fail to obtain a license from a third party for proprietary technologies that we use, we could incur substantial liabilities, or suspend sales or use of our products or our use of processes requiring the technologies. Whether or not any litigation is determined in our favor or settled, it could cause us to incur significant expenses, harm our sales of the challenged technologies or products and divert the attention and efforts of our technical and management personnel, whether or not a court decides the litigation in our favor. Adverse determinations in litigation could result in the loss or impairment of our proprietary rights, subject us to significant liabilities and money damages, require us to seek licenses from third parties, cause us to spend significant resources and revenues to design around or develop non-infringing technology, or prevent us from licensing our technology or selling our products, any of which could harm our business.

Copyrights and Trademarks

We claim copyright and trademark protection for proprietary documentation and a variety of branding marks. We also pursue foreign copyrights and trademarks where applicable and necessary. The branding marks are sublicensed to our customers and used by them to identify and promote their products’ capabilities in markets, including, but not limited to, computing and consumer electronics. As of October 31, 2003, we held five registered U.S. trademarks.

Licenses

We also rely on third-party licensors for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts for general capabilities provided under royalty-accruing or paid-up licenses. If we are unable to continue to have access to these technologies, our success may be affected, as certain products may require redesign.

We generally enter into confidentiality agreements with our employees, vendors, industry partners and customers, as well as generally control access to and distribution of our documentation and other proprietary information. Despite this protection, unauthorized parties may copy aspects of our current or future software products or obtain and use information that we regard as proprietary.

Certain software compatible with our chipsets has been made available to others through open source licensing agreements. We believe that this has been a source of benefit and differentiation as it expands the market for our products and enables these products to benefit from the design efforts of the open source community. This practice does provide to others some level of insight into the design and the features of our products, although we maintain and retain proprietary rights to the substantial portion of our wireless capabilities.

Research and Development

We engage in substantial research and development to develop new products and integrate additional capabilities in our core wireless designs. We conduct research into digital and analog IC design, hardware reference board design, software reference code development, systems integration and manufacturing process flow development at our corporate headquarters. We also perform test emulation, digital design verification and application software development at our offices in India. We use a number of proprietary design tools and processes that enable us to deliver high-performance wireless capabilities using low-cost manufacturing facilities. We employ a team of engineers with extensive experience in mixed signal design, systems and communications architecture, CMOS technology and software development. Our research and development expense was $23.1 million in 2001, $23.1 million in 2002, and $20.4 million for the nine months ended September 30, 2003.

Manufacturing

We design and develop our proprietary designs and provide them to third-party foundries, contract manufacturers, ODMs, assembly and test companies and other licensees and contractors to produce silicon wafers and semiconductors. We produce a variety of digital, analog and mixed-signal chip designs using standard CMOS production facilities. The use of this process enables us to produce cost-effective products, and we have proprietary rights to the particular design methodologies that we use to maintain high-performance levels on generic processes.

We currently have in production products using 0.13-micron and 0.25-micron process geometries for wafer production at our principal foundry, TSMC in Taiwan, and also using 0.18-micron process at SMIC in Shanghai, China. We also qualify and package wafers and test packaged units at multiple locations, including, but not limited to, Amkor Technology Inc. (China), ASAT Holdings Limited (China), Siliconware Precision Industries Co., Ltd. (Taiwan) and ST Assembly Test Services Ltd. (Singapore). We store and distribute our inventory from a contracted warehouse in Singapore.

We develop and control all product test and quality control programs used by our subcontractors. This includes semiconductor and system-level hardware fixtures and programs located on-site at our subcontractors, at our corporate headquarters and at some of our sales and support offices. We also develop and provide test and manufacturing quality control firmware and software for our subcontractors. We rely on extensive simulation studies, practical application testing and standardized testbeds to validate and verify our products. Our major suppliers are required to have a quality manufacturing system, certified ISO 9000 levels and appropriate environmental control programs. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from each wafer foundry and assembly subcontractor.

We also maintain software test facilities at both our corporate headquarters and at our research and development facility in India. This enables us to operate certain test processes on demand, so as to reduce the time-to-market of our designs and improve their reliability.

Competition

The notebook computer, enterprise access, small office and branch office networking, home networking, hotspots and consumer electronics markets are intensely competitive with a variety of large and small companies providing semiconductors, hardware and software designs. We believe that our focus on wireless technology has enabled us to compete favorably with respect to the following factors:

•	product performance;

•	feature set and quality, including network throughput, product range, power efficiency, security features, reliability and consistency;

•	level of integration;

•	time-to-market;

•	price;

•	customer support and application support; and

•	ability to comply with, and influence, industry standards and international regulatory requirements.

We compete with large semiconductor manufacturers and designers and start-up semiconductor design companies as well as large, established suppliers. Our primary competitors include Agere Systems, Inc., Broadcom Corporation, Conexant Systems, Inc., which is in the process of merging with another competitor, GlobespanVirata, Inc., Intel Corporation, Marvell Technology Group Ltd. and Texas Instruments Incorporated. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we do. Many of our competitors also have significant influence in the semiconductor industry. We may not be able to compete effectively against current and potential customers, especially those with significantly greater resources and market leverage. As a result, these competitors may respond more quickly than we do to new or emerging technologies or changes in customer requirements. Moreover, our competitors may foresee the course of market developments more accurately than we can. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Furthermore, some of our competitors with multiple product lines may integrate wireless functionality into products that we do not sell or bundle their products to offer a broader product portfolio, which may make it difficult for us to gain or maintain market share. For example, Intel recently introduced its Centrino mobile technology brand and we believe Intel provides a substantial marketing development fund incentive for buyers of a combination of its microprocessor, a related chipset and an 802.11 wireless network module that uses the brand. We believe a separate WLAN chipset solution offers advantages to a solution integrated with other communications protocols because of the rapid changes in WLAN technologies that occur on a different cycle than those of other communications technologies and due to the significant differences in the performance available from standalone solutions. Our competitors may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can. In addition, new competitors, including Taiwanese semiconductor companies or alliances among existing competitors could emerge.

Many of our customers are also large, established integrated circuit suppliers. Our sales to and support of such customers may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. Competition could increase pressure on us to lower our prices and lower our margins. If we do not compete successfully, we will be unable to gain or retain market share.

Employees

As of October 31, 2003, we employed 171 full-time employees, including 118 in research and development and operations, 39 in sales and marketing, and 14 in general and administration. We have never had a work stoppage and none of our employees is represented by a labor organization nor under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters and primary research and development and operations facilities occupy approximately 56,340 square feet in Sunnyvale, California under leases that expire in June 2005. We also lease properties around the world and within the facilities of certain customers and suppliers for use as sales and support offices, warehouses and logistics centers and test facilities. The size and location of these properties change from time to time based on business requirements. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our chipsets, hardware and software. Our international sales and support offices are in locations within the countries and administrative regions of China, Hong Kong, Japan and Taiwan, and we have a research and development facility in India. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents and trademarks, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors:

Name	Age	Position(s)
Craig H. Barratt	41	President, Chief Executive Officer and Director
Jack R. Lazar	38	Vice President, Chief Financial Officer and Secretary
Richard G. Bahr	49	Vice President of Engineering
Ranendu M. Das	54	Vice President of Operations
Thomas J. Foster	47	Vice President of Worldwide Sales
Colin L.M. Macnab	42	Vice President of Marketing and Business Development
Adam H. Tachner	37	Vice President, General Counsel and Assistant Secretary
John L. Hennessy(2)(3)	51	Chairman of the Board
Forest Baskett(1)(2)	60	Director
William B. Elmore(2)(3)	50	Director
Teresa H. Meng	42	Director
Marshall L. Mohr(1)	48	Director
Andrew S. Rappaport(1)(3)	46	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Craig H. Barratt has served as our President and Chief Executive Officer since March 2003 and as a director since May 2003. From April 2002 until March 2003, Dr. Barratt served as our Vice President of Technology. Prior to joining us, from September 1992 to March 2002, Dr. Barratt served in a variety of positions for ArrayComm Inc., a wireless technology company, most recently as Executive Vice President and General Manager. Dr. Barratt holds a Ph.D. and a Master of Science degree from Stanford University, and a Bachelor of Engineering degree in electrical engineering and a Bachelor of Science degree in pure mathematics and physics from Sydney University in Australia.

Jack R. Lazar has served as Vice President and Chief Financial Officer since September 2003 and as our Secretary since November 2003. Prior to joining us, from May 2002 to September 2003, Mr. Lazar was an independent business and financial consultant. From August 1999 to May 2002, Mr. Lazar was Executive Vice President of Corporate Development, Chief Financial Officer and Secretary of NetRatings, Inc., a publicly traded Internet audience measurement and analysis company. Prior to joining NetRatings, from January 1996 to August 1999, Mr. Lazar was Vice President and Chief Financial Officer of Apptitude, Inc. (formerly Technically Elite, Inc. and acquired by hi/fn, inc. in 2000), a developer and manufacturer of network management solutions. Mr. Lazar is a certified public accountant and holds a Bachelor of Science degree in commerce with an emphasis in accounting from Santa Clara University.

Richard G. Bahr has served as our Vice President of Engineering since February 2000. Prior to joining us, from July 1991 to February 2000, Mr. Bahr was the Vice President of Engineering for Silicon Graphics, Inc., a computing, visualization and storage company. Mr. Bahr holds Bachelor of Science degree and Master of Science degree in electrical engineering from the Massachusetts Institute of Technology.

Ranendu M. Das has served as our Vice President of Operations since July 2000. Prior to joining us, from June 1999 to July 2000, Dr. Das was the Vice President of Operations for NewPort Communications, Inc., a fabless semiconductor company. From January 1996 to May 1999, Dr. Das was Director of Strategic Fab Operations for Cirrus Logic, Inc., a supplier of semiconductors for consumer electronics. Dr. Das holds a Ph.D. in electrical engineering from the University of California at Santa Barbara, a Master of Science degree in electrical engineering from the University of Connecticut and a Bachelor of Science degree in electrical engineering from the Indian Institute of Technology in India.

Thomas J. Foster has served as our Vice President of Worldwide Sales since November 2001. Prior to joining us, from December 1997 to November 2001, Mr. Foster was the Vice President of Asia Sales at Virata Corp., a supplier of communications processors for DSL, satellite, wireless and other broadband networking equipment. Mr. Foster holds a Bachelor of Science degree in business management from Virginia Polytechnic Institute and State University, Blacksburg, Virginia.

Colin L.M. Macnab has served as our Vice President of Marketing and Business Development since October 2003. Prior to joining us, from April 2002 to October 2003, Mr. Macnab was an independent technology and business consultant. From March 1998 to April 2002, Mr. Macnab was the President and Chief Executive Officer of Morphics Technology, Inc., a communications systems company that he helped found in March 1998. Mr. Macnab holds a Bachelor of Science degree in electrical engineering from the University of Glasgow in Scotland.

Adam H. Tachner has served as our Vice President and General Counsel since August 2003. From October 2000 until August 2003, Mr. Tachner was our Intellectual Property Counsel. Prior to joining us, from September 1994 to September 2000, Mr. Tachner was an associate attorney with Crosby, Heafy, Roach & May, P.C., a law firm. Mr. Tachner holds a J.D. from the University of Oregon School of Law, a Bachelor of Science degree in electrical engineering from California State University and a Bachelor of Arts degree in social science from the University of California at Berkeley.

John L. Hennessy, one of our founders, has served as Chairman of our board of directors since our inception in May 1998. Since September 2000, Dr. Hennessy has served as the President of Stanford University, where he has been a member of the faculty since 1977. From 1999 to 2000, Dr. Hennessy was the Provost of Stanford. Prior to becoming Provost, from 1996 to 1999, Dr. Hennessy served as the Dean of Stanford’s School of Engineering. Dr. Hennessy is a member of the Board of Directors of Cisco Systems Inc., a manufacturer of networking equipment. Dr. Hennessy is a fellow of the Institute of Electrical and Electronics Engineers. Dr. Hennessy holds a Ph.D. and a Master of Science degree in computer science from the State University of New York, Stony Brook and a Bachelor of Science degree in electrical engineering from Villanova University.

Teresa H. Meng, one of our founders, has served on our board of directors since our inception in May 1998. Since October 1999, Dr. Meng has served as a consultant to us. From May 1998 to October 1999, Dr. Meng was our President and Chief Executive Officer. Dr. Meng joined the faculty of Stanford University’s Electrical Engineering Department in 1988, and in 2003, Dr. Meng was appointed the Reid Weaver Dennis Professorship. Dr. Meng is a fellow of the Institute of Electrical and Electronics Engineers. Dr. Meng holds both a Ph.D. and a Master of Science degree in electrical engineering and computer science from the University of California at Berkeley and a Bachelor of Science degree in electrical engineering from National Taiwan University.

Forest Baskett has served as one of our directors since March 2000. Since September 1999, Dr. Baskett has been a venture partner with New Enterprise Associates, a venture capital firm. From July 1986 to August 1999, Dr. Baskett served as Chief Technology Officer and Senior Vice President of Research and Development of Silicon Graphics, Inc., a computing, visualization and storage company. Dr. Baskett holds a Ph.D. in computer science from the University of Texas at Austin and a Bachelor of Arts degree in mathematics from Rice University.

William B. Elmore has served as one of our directors since December 1998. Since 1995, Mr. Elmore has been a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC, a venture capital firm. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of

Foundation Capital Leadership Principals Fund, LLC. Mr. Elmore serves on the board of directors of Onyx Software Corporation, a software company, and Wind River Systems, Inc., an embedded systems software company. Mr. Elmore holds an M.B.A. from the Stanford Graduate School of Business, and a Bachelor of Science degree and Master of Science degree in electrical engineering from Purdue University.

Andrew S. Rappaport has served as one of our directors since December 1998. Since 1996, Mr. Rappaport has been a partner with August Capital, a venture capital firm. Since 1997, Mr. Rappaport has served on the Board of Directors of Silicon Image, Inc., a semiconductor company. Mr. Rappaport attended Princeton University.

Marshall L. Mohr has served as one of our directors since November 2003. Since July 2003, Mr. Mohr has been the Chief Financial Officer of Adaptec, Inc., a provider of storage infrastructure solutions. Prior to Adaptec, Mr. Mohr served for 22 years in a variety of positions at PricewaterhouseCoopers, most recently as managing partner of PricewaterhouseCoopers’ Silicon Valley audit advisory practice. Mr. Mohr is a certified public accountant and holds a Bachelor of Business Administration degree from Western Michigan University.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than six nor more than 11 members. We currently have authorized nine directors. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors will include Craig H. Barratt, Marshall L. Mohr and Andrew S. Rappaport, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will include Teresa H. Meng and Forest Baskett, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will include John L. Hennessy and William B. Elmore, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of the board of directors may delay or prevent a change in control of Atheros or in our management.

Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

There are no family relationships among any of our directors or executive officers.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of

Marshall L. Mohr, Forest Baskett and Andrew S. Rappaport, each of whom is a non-management member of our board of directors. Mr. Mohr is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Forest Baskett, William B. Elmore and John L. Hennessy, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Comission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are, William B. Elmore, John L. Hennessy and Andrew S. Rappaport. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive and have received stock options under our 1998 stock incentive plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. The following non-employee directors have received stock options under our 1998 stock incentive plan as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Teresa H. Meng	120,000 120,000 45,000	$1.29 1.29 1.29	8/8/01 3/13/02 3/12/03
Forest Baskett	50,000	0.67	5/10/00
Marshall L. Mohr	50,000	2.50	11/24/03

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. An outside director will be automatically granted an initial option to purchase

50,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who have received an initial option under either of our stock option plans shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change on control. See “Employee Benefit Plans—2004 Stock Incentive Plan.”

We have a consulting agreement with Teresa H. Meng, who is a director, entered into on January 1, 2003, under which Dr. Meng is an independent contractor. Dr. Meng is entitled to the following compensation: $2,500 per week for weeks in which Dr. Meng provides one day of service per week, and $21,666 per month for months in which Dr. Meng provides five days of service per week, and reimbursement for reasonable out-of-pocket expenses previously approved in writing. Dr. Meng is also eligible for participation in our executive bonus plan for 2003.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 2002.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation	All Other Compensation
Name and Position(s)	Salary	Bonus		Shares Underlying Options
Richard A. Redelfs(1) Former President and Chief Executive Officer	$216,667	$30,000		—	—
Craig H. Barratt President and Chief Executive Officer(2)	175,822	25,830	(3)	600,000	—
Richard G. Bahr Vice President of Engineering	225,000	15,000		280,000	—
Thomas J. Foster Vice President of Worldwide Sales	187,500	—		45,000	$67,961	(4)
Ranendu M. Das Vice President of Operations	166,500	15,000		55,000	—

(1)	Mr. Redelfs served as our President and Chief Executive Officer until March 2003.

(2)	Dr. Barratt served as Vice President of Technology during 2002 and became President and Chief Executive Officer in March 2003.

(3)	Includes $18,750 earned in 2002 and paid in January 2003.

(4)	Sales commissions.

In addition, Jack R. Lazar became our Chief Financial Officer in September 2003. Mr. Lazar’s salary on an annualized basis would be $250,000.

Stock Options

The following tables set forth certain information for the year ended December 31, 2002 with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. The percentage of total options granted is based on an aggregate of 2,948,250 options granted in 2002.

Option Grants in 2002

	Individual Grants			Expiration Date(2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2002	Exercise Price Per Share(1)

Name					5%		10%
Richard A. Redelfs	—	—	—	—		—		—
Craig H. Barratt	600,000	20.4	$1.29	04/10/12	$		$
Richard G. Bahr	280,000	9.5	1.29	03/13/12
Thomas J. Foster	45,000	1.5	1.29	03/13/12
Ranendu M. Das	55,000	1.9	1.29	03/13/12

(1)	The exercise price for each grant is equal to 100% of the fair market value of our common stock on the date of grant.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the mid-point of the initial public offering price range of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2002 and Year-End Option Values

The following table assumes a per-share fair market value equal to $             , the mid-point of the initial public offering price of $            .

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(3) Exercisable/Unexercisable
Richard A. Redelfs	—	—	400,000/—	$	/—
Craig H. Barratt	—	—	600,000/—		/—
Richard G. Bahr	—	—	355,000/—		/—
Thomas J. Foster	—	—	345,000/—		/—
Ranendu M. Das	—	—	100,000/—		/—

Employee Benefit Plans

1998 Stock Incentive Plan

Our 1998 stock incentive plan was adopted by our board of directors in October 1998 and was subsequently approved by our stockholders.

As of September 30, 2003, 3,416,512 shares of common stock remained available for future issuance under our 1998 stock incentive plan. As of September 30, 2003, options to purchase a total of 9,222,244 shares of common stock were outstanding under the 1998 stock incentive plan at a weighted average exercise price of $1.22 per share.

Following the completion of this offering, no shares of our common stock will remain available for future issuance under the 1998 stock incentive plan. Shares that are subject to options that expire, terminate, or are cancelled or as to which options have not been granted under the 1998 stock incentive plan will not be available for option grants or share issuances under our 2004 stock incentive plan after this offering is completed.

The 1998 stock incentive plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determined the term of options, which was prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the 1998 stock incentive plan generally are immediately exercisable and vest at the rate of  1/4 of the total number of shares subject to the options 12 months after the vesting commencement date, and  1/48 of the total number of shares subject to the options each month thereafter.

The 1998 stock incentive plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 1998 stock incentive plan may be terminated immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes them.

2004 Stock Incentive Plan

General.    The 2004 stock incentive plan was adopted by our board of directors in                  2003 subject to stockholder approval, and will become effective upon the completion of this offering.

Administration.    The 2004 stock incentive plan will be administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required.

Authorized Shares.              shares of common stock have been authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants or stock

appreciation rights for more than                      shares total in any calendar year, or for more than                      shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2013 by the lesser of

•	shares;

•	% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Plan Features

Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to percent of the shares one year after the date of grant and as to of the shares each month thereafter.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 50,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who have received an initial option under either of our stock option plans shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan

General.    Subject to shareholder approval, the board of directors adopted our 2004 employee stock purchase plan in                  2003, to be effective on completion of this offering. A total of                  shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2013 by the lesser of:

•	shares;

•	% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is                  shares.

Offering and Participation Periods.    The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning on May 1 and November 1 of each year except as otherwise determined by our board of directors. The board of directors will establish purchase periods for our 2004 employee stock purchase plan, none of which will exceed six months. During each purchase period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end on October 31, 2005. The initial purchase period is expected to begin on the date of this offering and end on April 30, 2004.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the offering period or on the last day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

We have an offer letter with Craig H. Barratt, our Chief Executive Officer, entered into on April 9, 2003, under which Dr. Barratt is entitled to an annual salary of $258,000. Dr. Barratt is eligible for an annual bonus pursuant to our bonus program as determined by the board of directors. Pursuant to this letter, Dr. Barratt was granted an option to purchase 1,700,000 shares vesting over four years from the date of grant. In the event Dr. Barratt is terminated without cause, or resigns for good reason within 12 months following a change of control, 50% of his unvested shares will vest. In the event Dr. Barratt is terminated other than for cause, he is entitled to a lump severance payment equal to six months of base salary, automatic vesting of six months of all unvested options, and the extension of the exercise period for his options to the earlier of two years following the termination date or ten years following the grant date of the options.

We have an employment agreement with Richard G. Bahr, entered into on February 15, 2000, under which Mr. Bahr is entitled to an annual salary of $250,000. Pursuant to this agreement, Mr. Bahr was granted an option to purchase of 600,000 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In the event Mr. Bahr is involuntarily or constructively terminated within 13 months following a change of control, the vesting of these shares will be accelerated by the lesser of one year or 50%. In the event Mr. Bahr is terminated without cause, he is entitled to two weeks’ notice or two weeks’ pay in lieu of notice.

We have an employment agreement with Ranendu M. Das, entered into on June 7, 2000, under which Dr. Das is entitled to an annual salary of $175,000. Pursuant to this agreement, Dr. Das was granted an option to purchase of 400,000 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In the event Dr. Das is terminated without cause, he is entitled to two weeks’ notice or two weeks’ pay in lieu of notice.

We have an employment agreement with Thomas J. Foster, entered into on October 22, 2001, under which Mr. Foster is entitled to an annual base salary of $175,000. Pursuant to this agreement, Mr. Foster’s annual target salary at 100% of quota is $325,000. During the first three months of Mr. Foster’s employment he was entitled to a guaranteed monthly salary of $27,083. Mr. Foster was granted an option to purchase 300,000 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In the event Mr. Foster is involuntarily or constructively terminated within 13 months following a change of control, the vesting of these shares will be accelerated by the lesser of six months or 50% and he will receive six months of his annual target salary.

Indemnification Agreements

We also enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Common Stock — Limitation of Liability and Indemnification Matters.”

Securities Act Limitations

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Sale of Common and Preferred Stock

Since inception, we have sold an aggregate of 30,043,580 shares of preferred stock in the following rounds of financing:

•	in December 1998, March 1999 and May 1999, we sold an aggregate of 12,050,000 shares of series A preferred stock at a price of $1.00 per share;

•	in March 2000, we sold 7,673,014 shares of series B preferred stock at a price of $3.335 per share; and

•	in April 2001, we sold 10,320,566 shares of series C preferred stock at a price of $6.46 per share.

Immediately prior to completion of this offering, each share of series A, series B and series C preferred stock will convert into one share of common stock.

Transactions with Management and 5% Stockholders

The table below summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and entities owning more than 5% of our outstanding capital stock:

	Shares of Preferred Stock
	Series A	Series B	Series C
Entities affiliated with New Enterprise Associates 9, L.P.(1)	—	4,329,292	464,683
Entities affiliated with Foundation Capital II, L.P.(2)(3)	5,000,000	1,327,506	1,547,988
August Capital II, L.P.(3)(4)	5,000,000	1,327,506	464,396
The Das Family Revocable Intervivos Trust UDT January 30, 1992(5)	—	—	30,960
Entities affiliated with Fidelity Mt. Vernon Street Trust	—	—	3,095,975

(1)	Forest Baskett, who is a member of our board of directors, is a general partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P.

(2)	William B. Elmore, who is a member of our board of directors, is a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC.

(3)	John L. Hennessy, who is a member of our board of directors, is an investor in entities affiliated with Foundation Capital and August Capital.

(4)	Andrew S. Rappaport, who is a member of our board of directors, is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P.

(5)	Ranendu M. Das, who is our Vice President of Operations, is affiliated with The Das Family Revocable Intervivos Trust UDT January 30, 1992.

The affiliates purchased the securities described above at the same prices and on the same terms and conditions as the unaffiliated investors in the private financings.

We have a consulting agreement with Teresa H. Meng, who is also a director. Dr. Meng’s consulting agreement is described in the section entitled “Management — Director Compensation.”

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock immediately prior to completion of this offering. For additional information, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Indebtedness of Management

In February 2000, we loaned $108,900 to Richard A. Redelfs, our former president and chief executive officer. The loan bears interest at a rate of 6.56% per annum. The loan is full recourse and is secured by the pledge of 2,200,000 shares of our common stock. The largest aggregate amount of indebtedness outstanding under the loan during 2002 was $117,337. The amount of principal and interest outstanding as of October 31, 2003 was $114,030. The initial term of the loan was the earlier of six years after the date of the note or six months from termination of employment with us. In March 2003, as part of Mr. Redelfs’ transition from president and chief executive officer, we extended the term of the loan, subject to the satisfaction of specified conditions, to the earlier of May 2, 2006 or the date of a merger or acquisition of our company, provided that we not incur an adverse charge for financial reporting purposes.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 30, 2003 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each executive officer named above under “Executive Compensation;”

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Atheros Communications, Inc., 529 Almanor Avenue, Sunnyvale, California 94085.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

There were 48,065,501 shares of common stock outstanding on September 30, 2003, which assumes the conversion of all outstanding shares of preferred stock and all outstanding warrants into shares of common stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2003. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Entities affiliated with New Enterprise Associates 9, L.P.(1)	4,793,975	10.0%
Entities affiliated with Foundation Capital II, L.P.(2)	7,875,494	16.4
August Capital II, LP(3)	6,791,902	14.1
Entities affiliated with Fidelity Mt. Vernon Street Trust(4)	3,095,975	6.4

Directors and Named Executive Officers:
Craig H. Barratt(5)	2,300,000	4.6
Richard G. Bahr(6)	1,035,000	2.1
Thomas J. Foster(7)	445,000	*
Ranendu M. Das(8)	570,960	1.2
John L. Hennessy(9)	800,000	1.7
Teresa H. Meng(10)	4,085,000	8.4
Forest Baskett(11)	4,874,584	10.1
William B. Elmore(12)	7,875,494	16.4
Andrew S. Rappaport(13)	6,791,902	14.1
Richard A. Redelfs(14)	2,283,000	4.7
Marshall L. Mohr(15)	50,000	*
All directors and executive officers as a group (13 persons)(16)	30,121,440	57.3%

*	Represents beneficial ownership of less than 1%.

(1)	Represents 4,792,475 shares held by New Enterprise Associates 9, L.P. and 1,500 shares held by NEA Ventures 2000, L.P. Forest Baskett, one of our directors, is a general partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P. and NEA Ventures 2000. Mr. Baskett shares voting and dispositive power over these shares with Stewart Alsop, Peter J. Barris, Ronald H. Kase, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, John M. Nehra, Charles W. Newhall, III and Mark W. Perry, the other general partners of NEA Partners 9, L.P. The principal business address of New Enterprise Associates 9, L.P. is 2490 Sand Hill Road, Menlo Park, CA 94025.

(2)	Represents 5,378,380 shares held by Foundation Capital II, L.P., 1,507,781 shares held by Foundation Capital Leadership Fund, L.P., 632,750 shares held by Foundation Capital II Entrepreneurs Fund, LLC, 316,376 shares held by Foundation Capital II Principals Fund, LLC and 40,207 shares held by Foundation Capital Leadership Principals Fund, LLC. William B. Elmore, one of our directors, holds voting and dispositive power over these shares. Mr. Elmore is a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC. The principal business address of Foundation Capital II, L.P. is 70 Willow Road, Suite 200, Menlo Park, CA 94025.

(3)	Andrew S. Rappaport, one of our directors, is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P. Mr. Rappaport shares voting and dispositive power over these shares with John Johnston and David F. Marquardt, the other members of August Capital Management II, LLC. The principal business address of August Capital II, L.P. is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(4)	Represents 2,321,982 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund and 773,993 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Aggressive Growth Fund. The principal business address is 140 Broadway, New York, NY 10005.

(5)	Includes 2,047,442 shares subject to options that are immediately exercisable of 2,087,500 of the shares and options are subject to our right of repurchase as of September 30, 2003.

(6)	Includes 435,000 shares subject to options that are immediately exercisable, of which 406,669 shares are subject to our right of repurchase as of September 30, 2003.

(7)	Includes 425,000 shares subject to options that are immediately exercisable, of which 287,500 shares are subject to our right of repurchase as of September 30, 2003.

(8)	Includes 140,000 shares subject to options that are immediately exercisable, of which 221,668 shares are subject to our right of repurchase as of September 30, 2003.

(9)	Includes 50,000 shares held by one of Mr. Hennessy’s children and 50,000 shares held by Mr. Hennessy’s spouse as a custodian for one of his children. Mr. Hennessy is an investor in entities affiliated with Foundation Capital and August Capital but does not have voting or dispositive power over any of the shares held by those entities and disclaims any beneficial ownership except to the extent of his pecuniary interest therein. None of the shares held by those entities are included in the number of shares beneficially owned by Mr. Hennessy.

(10)	Includes 285,000 shares subject to options that are immediately exercisable, of which 180,000 shares are subject to our right of repurchase as of September 30, 2003.

(11)	Includes 8,334 shares which are subject to our right of repurchase of as September 30, 2003. Includes 4,792,475 shares held by New Enterprise Associates 9, L.P. and 1,500 shares held by NEA Ventures 2000, L.P. Mr. Baskett is a general partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P. and NEA Ventures 2000. Mr. Baskett disclaims beneficial ownership of the securities held by the entities affiliated with New Enterprise Associates except to the extent of his pecuniary interest therein.

(12)	Represents 7,875,494 shares held by the entities affiliated with Foundation Capital II, L.P., as set forth in note 2. Mr. Elmore holds voting and dispositive power over these shares. Mr. Elmore is a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC. Mr. Elmore disclaims beneficial ownership of the securities held by the entities affiliated with Foundation Capital, except to the extent of his pecuniary interest therein.

(13)	Represents 6,791,902 shares held by August Capital II, L.P. Mr. Rappaport is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P. Mr. Rappaport shares equal voting and dispositive power over these shares with John Johnston and David F. Marquardt, the other members of August Capital Management II, LLC. Mr. Rappaport disclaims beneficial ownership of the securities held by August Capital II, L.P., except to the extent of his pecuniary interest therein.

(14)	Includes 100,000 shares subject to options that are immediately exercisable.

(15)	Represents shares subject to an option granted on November 24, 2003, that is immediately exercisable and subject to our right of repurchase, lapsing monthly over four years beginning on November 21, 2003.

(16)	Includes 4,515,942 shares subject to options that are immediately exercisable, of which 4,399,485 shares are subject to our right of repurchase as of September 30, 2003.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $.0005 par value per share, and 10,000,000 shares of undesignated preferred stock, $.0005 par value per share, after giving effect to the conversion of all outstanding preferred stock into common stock, and the amendment of our certificate of incorporation.

As of September 30, 2003, there were 48,065,501 shares of common stock outstanding held by approximately 224 stockholders of record, assuming the exercise of an outstanding warrant and the automatic conversion of each outstanding share of preferred stock immediately prior to completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to completion of this offering, each outstanding share of our preferred stock will be converted into one share of common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

We have a total of two warrants to purchase shares of our common stock. We have one warrant to purchase an aggregate of 125,000 shares of common stock at an exercise price of $0.67 that, if not exercised, expires upon the closing of this offering. We have another warrant to purchase an aggregate of 34,830 shares of common stock at an exercise price of $6.46 that expires in September 2011.

Registration Rights

After this offering, the holders of 30,043,580 shares of common stock issued upon conversion of the preferred stock are entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. These holders have waived their rights to include their shares in this offering. 180 days after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement with the holders, holders of either 63% of the shares of common stock issued upon conversion of the series C preferred stock or the holders of at least 25% of all or part of the shares of common stock issued upon conversion of the preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration either comprise at least 20% of the aggregate number of shares of common stock issued upon conversion of the preferred stock or have an anticipated aggregate public offering price of at least $2,500,000. We are not obligated to effect more than two of these stockholder-initiated registrations. Holders of those shares may also require us to file additional registration statements on Form S-3, subject to limitations specified in the investor rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “ATHR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding              shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of the lockup agreements and the provisions of Rules 144, 144(k) and 701 described below, the restricted securities will be available for sale in the public market as follows:

•	no shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lockup Agreements

Our directors, executive officers and most of our stockholders, who collectively hold an aggregate of              shares of common stock, have agreed that they will not sell any common stock owned by them without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lockup period, shares of our common stock outstanding after this offering will become available for sale; provided, that, if during the last 17 days of this lockup period we issue an earnings release or a material event occurs relating to us or we announce our intent to make an earnings release within the 16 days following the end of the lockup period, the lockup period will be extended for an additional 18 days.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.              shares will qualify as “Rule 144(k) shares” within 180 days after the date of this prospectus.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

We intend to file a registration statement under the Securities Act covering approximately              shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of approximately 30,043,580 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as representatives have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Banc of America Securities LLC
Thomas Weisel Partners LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The per share price of any shares sold by the underwriters will be $            , less an amount not greater than the per share amount of the concession to dealers described below.

The table below shows the per share and total underwriting discounts and commissions we will pay the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The underwriters initially propose to offer part of the shares of common stock directly to the public at a price per share of $             and part to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

We have granted to the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $             million, the total underwriters’ discounts and commissions would be $              million and the total proceeds to us would be $             million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $             . Expenses include the Securities and Exchange Commission and NASD filing fees, the Nasdaq National Market listing fees, printing, and legal, accounting and transfer agent and registrar fees. In addition, we will pay premiums of approximately $            for directors’ and officers’ insurance that we intend to obtain to cover our directors and officers for certain liabilities, including coverage for public securities matters, and other miscellaneous fees and expenses.

Each of our officers, directors, employees and substantially all of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery, of common stock or such other securities, in cash or otherwise.

Immediately following the 180-day lockup period, shares of our common stock outstanding after this offering will become available for sale; provided that, if, during the last 17 days of this restrictive period we issue an earnings release or a material event occurs relating to us or we announce our intent to make an earnings release within the 16 days following the end of the restriction period, the restriction period will be extended for an additional 18 days.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock or other securities acquired in this offering or acquired in open market transactions after the completion of this offering;

•	the transfer of shares of common stock or any securities convertible into common stock by gift;

•	the distribution of shares of common stock to partners, members or stockholders as a bona fide gift or gifts; and

•	any security convertible into common stock;

provided that in the case of each of the last four transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with these transactions.

To facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have an investment account with Morgan Stanley & Co. Incorporated for which it receives customary fees and commissions. Through this account, we maintain the majority of our portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds, commercial paper and government and non-government debt securities.

As of September 30, 2003, an affiliate of Thomas Weisel Partners LLC owned 78% of the limited partnership interests of an entity that owned 773,994 shares of our series C preferred stock.

The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities’ under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares, which are not so purchased, will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general: our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Some members of Pillsbury Winthrop LLP collectively own an aggregate of 138,969 shares of our common stock. Selected legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

ATHEROS COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002 and September 30, 2003 (Unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002 and the Nine Months Ended September 30, 2002 and 2003 (Unaudited)	F-4

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss for the Years Ended December 31, 2000, 2001 and 2002 and the Nine Months Ended September 30, 2003 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002 and the Nine Months Ended September 30, 2002 and 2003 (Unaudited)	F-7

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of  Atheros Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Atheros Communications, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

March 17, 2003

(March 31, 2003 as to Note 13)

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		September 30, 2003	Pro Forma September 30, 2003
	2001	2002
				(Note 1)
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,784	$3,094	$8,459
Marketable securities	45,884	24,508	9,726
Accounts receivable, net	1,212	1,775	7,705
Inventories	1,423	4,446	8,357
Prepaid expenses and other current assets	766	1,004	1,178

Total current assets	53,069	34,827	35,425
Property and equipment—net	3,557	2,619	2,372
Other assets	2,115	1,879	2,021

	$58,741	$39,325	$39,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$4,000
Accounts payable	1,142	2,573	6,618
Deferred revenue	20	719	778
Other accrued liabilities	2,210	2,026	5,993
Current portion of debt and capital lease obligations	946	1,369	1,407

Total current liabilities	4,318	6,687	18,796

Long-term portion of debt and capital lease obligations	1,823	900	724
Deferred license fees	145	1,132	195
Deferred rent	119	144	192

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock, $0.0005 par value, 12,050,000 shares authorized, issued and outstanding in 2001, 2002 and 2003, none pro forma (liquidation value: $6,025)	6,044	6,044	6,044	$—
Series B convertible preferred stock, $0.0005 par value, 7,673,014 shares authorized, issued and outstanding in 2001, 2002 and 2003, none pro forma (liquidation value: $25,589)	25,657	25,657	25,657	—
Series C convertible preferred stock, $0.0005 par value, 10,835,913 shares authorized; 10,320,566 shares issued and outstanding in 2001, 2002 and 2003, none pro forma (liquidation value: $ 66,671)	66,643	66,643	66,643	—
Common stock, $0.0005 par value, 100,000,000 shares authorized; issued and outstanding: 17,915,176 in 2001, 17,121,576 in 2002, 17,896,921 in 2003, 48,065,501 pro forma	3,458	3,718	9,048	107,476
Stockholder notes receivable	(651)	(186)	(123)	(123)
Deferred stock-based compensation	—	—	(2,988)	(2,988)
Accumulated other comprehensive income (loss)	118	11	(2)	(2)
Accumulated deficit	(48,933)	(71,425)	(84,368)	(84,368)

Total stockholders’ equity	52,336	30,462	19,911	19,995

	$58,741	$39,325	$39,818	$39,902

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Net revenue	$—	$1,831	$22,200	$16,526	$49,699
Cost of goods sold	—	897	10,170	6,932	29,184

Gross profit	—	934	12,030	9,594	20,515

Operating expenses:
Research and development	11,687	23,104	23,115	17,504	20,425
Sales and marketing	1,536	6,064	7,381	5,486	7,794
General and administrative	2,219	3,429	3,953	2,909	3,677
Stock-based compensation (*)	578	597	488	430	1,490

Total operating expenses	16,020	33,194	34,937	26,329	33,386

Loss from operations	(16,020)	(32,260)	(22,907)	(16,735)	(12,871)
Interest income	1,103	1,882	998	834	271
Interest expense	(150)	(236)	(384)	(292)	(310)

Loss before income taxes	(15,067)	(30,614)	(22,293)	(16,193)	(12,910)
Income taxes	—	28	66	13	33

Net loss	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)

Basic and diluted net loss per share	$(2.66)	$(3.06)	$(1.60)	$(1.18)	$(0.80)

Shares used in computing basic and diluted net loss per share	5,663	10,015	14,017	13,692	16,122

Pro forma basic and diluted net loss per share (unaudited)			$(0.51)		$(0.28)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			44,061		46,166

(*) Stock-based compensation:
Research and development	$496	$398	$274	$242	$489
Sales and marketing	7	—	170	144	48
General and administrative	75	199	44	44	953

	$578	$597	$488	$430	$1,490

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

In thousands, except share and per share amounts

	Convertible Preferred Stock								Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2000	12,050,000	$6,044	—	$—	—	$—	10,142,400	$178	$—	$(32)	$—	$(3,224)	$2,966
Components of comprehensive loss:
Net loss												(15,067)	(15,067)
Unrealized gain on marketable securities											8		8

Total comprehensive loss													(15,059)
Issuance of Series B convertible preferred stock at $3.34 per share (net of issuance costs of $45)			7,673,014	25,545									25,545
Issuance of warrants in conjunction with borrowing arrangements				112				44					156
Exercise of stock options							6,173,694	818	(165)				653
Repurchase of common stock							(417,000)	(21)					(21)
Issuance of stock options in exchange for services								570					570
Reversal of deferred stock-based compensation								(24)		24			—
Amortization of deferred stock-based compensation										8			8

BALANCES, December 31, 2000	12,050,000	6,044	7,673,014	25,657	—	—	15,899,094	1,565	(165)	—	8	(18,291)	14,818
Components of comprehensive loss:
Net loss												(30,642)	(30,642)
Unrealized gain on marketable securities											110		110

Total comprehensive loss													(30,532)
Issuance of Series C convertible preferred stock at $6.46 per share (net of issuance costs of $137)					10,320,566	66,533							66,533
Issuance of warrants in conjunction with borrowing arrangements						110							110
Exercise of stock options							2,866,203	1,496	(486)				1,010
Issuance of stock options in exchange for services								528					528
Repurchase of common stock							(853,991)	(177)					(177)
Issuance of common stock in exchange for services							3,870	5					5
Acceleration of vesting of stock options								41					41

BALANCES, December 31, 2001	12,050,000	6,044	7,673,014	25,657	10,320,566	66,643	17,915,176	3,458	(651)	—	118	(48,933)	52,336

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

In thousands, except share and per share amounts

	Convertible Preferred Stock								Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2002	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	17,915,176	$3,458	$(651)	$—	$118	$(48,933)	$52,336
Components of comprehensive loss:
Net loss												(22,359)	(22,359)
Unrealized loss on marketable securities											(107)		(107)

Total comprehensive loss													(22,466)
Exercise of stock options							177,207	173					173
Issuance of stock options in exchange for services								224					224
Repurchase of common stock							(970,807)	(375)	401			(133)	(107)
Acceleration of vesting of stock options								238					238
Collection of stockholder notes receivable									64				64

BALANCES, December 31, 2002	12,050,000	6,044	7,673,014	25,657	10,320,566	66,643	17,121,576	3,718	(186)	—	11	(71,425)	30,462
Components of comprehensive loss:
Net loss*												(12,943)	(12,943)
Unrealized loss on marketable securities*											(13)		(13)

Total comprehensive loss*													(12,956)
Exercise of stock options*							775,345	852					852
Issuance of stock options in exchange for services*								390					390
Acceleration of vesting of stock options*								571					571
Deferred stock-based compensation*								3,517		(3,517)			—
Amortization of deferred stock-based compensation*										529			529
Collection of stockholder notes receivable*									63				63

BALANCES, September 30, 2003*	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	17,896,921	$9,048	$(123)	$(2,988)	$(2)	$(84,368)	$19,911

* unaudited

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	452	1,248	1,709	1,273	1,347
Issuance of common stock and stock options in exchange for services	570	556	224	192	390
Acceleration of vesting of stock options	—	41	238	238	571
Amortization of deferred stock-based compensation	8	—	—	—	529
Amortization of warrants	59	52	92	71	49
Loss on disposal of property and equipment	—	21	65	65	12
Change in assets and liabilities:
Accounts receivable	—	(1,212)	(452)	(1,958)	(5,930)
Inventories	—	(1,423)	(3,023)	(1,716)	(3,911)
Prepaid expenses and other current assets	(141)	(344)	(253)	(355)	(184)
Accounts payable	542	537	1,431	2,732	4,045
Deferred revenue	—	20	699	790	59
Deferred rent	47	72	25	25	48
Other accrued liabilities	116	1,879	692	1,324	3,030

Net cash used in operating activities	(13,414)	(29,195)	(20,912)	(13,525)	(12,888)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,177)	(2,060)	(711)	(513)	(1,018)
Purchases of marketable securities	(10,725)	(66,548)	(25,087)	(18,596)	(9,300)
Maturities of marketable securities	2,450	29,057	46,356	31,654	24,069
Other assets	(1,146)	(787)	—	—	(275)

Net cash provided by (used in) investing activities	(10,598)	(40,338)	20,558	12,545	13,476

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of convertible preferred stock	25,545	66,533	—	—	—
Issuance of common stock	653	987	173	154	852
Short-term borrowings	—	—	—	—	4,000
Proceeds from issuance of debt	—	1,328	575	575	981
Repurchase of common stock	(21)	(177)	(73)	(73)	—
Collection of stockholder notes receivable	—	—	64	64	63
Repayments of debt and capital lease obligations	(96)	(457)	(1,075)	(754)	(1,119)

Net cash provided by (used in) financing activities	26,081	68,214	(336)	(34)	4,777

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,069	(1,319)	(690)	(1,014)	5,365
CASH AND CASH EQUIVALENTS, Beginning of period	3,034	5,103	3,784	3,784	3,094

CASH AND CASH EQUIVALENTS, End of period	$5,103	$3,784	$3,094	$2,770	$8,459

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$95	$181	$279	$223	$309

Cash paid for income taxes	$—	$—	$40	$14	$35

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Equipment acquired under capital lease	$927	$406	$—	$—	$—

Issuance of warrants in connection with borrowing arrangements	$156	$110	$—	$—	$—

Exercise of stock options for notes receivable	$165	$486	$—	$—	$—

Cancellation of notes receivable	$—	$—	$159	$159	$—

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

1.    Summary of Significant Accounting Policies

Organization—Atheros Communications, Inc. (the “Company”), was incorporated in May 1998 in the state of Delaware and commenced operations in December 1998. The Company is a leading developer of semiconductor system solutions for wireless communications products.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying telecommunications products or incorporated in customers’ products; market acceptance of the Company’s products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

Cash Equivalents—Cash equivalents consist of highly liquid debt instruments purchased with a remaining maturity of three months or less. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

Marketable Securities—Marketable securities purchased with a remaining maturity of greater than three months are classified as available-for-sale securities and are stated at fair value with unrealized gains and losses included in other comprehensive income. The cost of securities sold is based on the specific-identification method. The amortized cost of securities is adjusted for the accretion of discounts to maturity.

Inventories—Inventory cost is recorded at the lower of market value or standard cost basis (which approximates actual cost on a first-in, first-out basis).

Property and Equipment—Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives as follows: furniture and fixtures—five years; computer software and hardware—three to five years. Amortization of leasehold improvements and equipment under capital lease agreements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

Long-Lived Assets—The Company evaluates its long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Revenue Recognition—The Company’s revenue is derived primarily from the sale of wireless semiconductor chipsets. In addition, the Company generates revenues from arrangements to license its software. Revenues from software licenses represented less than 10% of total revenues for all periods presented.

Revenue from the sale of semiconductors is recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is probable. Delivery is generally considered to have occurred upon shipment.

Software license revenue is recognized in accordance with AICPA Statement of Position No. 97-2, Software Revenue Recognition, (“SOP 97-2”) as amended. Accordingly, license revenue is recognized when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If collectibility is not considered probable at the time of sale, revenue is recognized when the fee is collected.

The Company’s software license arrangements generally include three elements: the licensed software, maintenance and support, and training. Vendor-specific objective evidence of fair value (“VSOE”) for maintenance and support is established through fixed-dollar renewal rates stated in the arrangement, thus revenue related to maintenance and support is deferred and recognized ratably over the term of the maintenance agreement, generally one year. The Company has not established VSOE for training services. Accordingly, all revenue related to the multiple-element arrangement is deferred until the training services are provided or the customers’ contractual right to receive such services lapses, whichever occurs first.

Product Warranty—The Company provides a warranty on its products for a period of one year, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs during the years ended December 31, 2001 and 2002 consisted of the following (in thousands):

	December 31,
	2001	2002
Beginning balance	$—	$34
Additions related to current period sales	41	160
Warranty costs incurred in the current period	(7)	(4)
Adjustments to accruals related to prior period sales	—	(30)

Ending balance	$34	$160

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Stock-Based Compensation—The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures.

The Company amortizes deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company’s pro forma net loss and net loss per share would have been as follows (in thousands):

	December 31,			September 30,
	2000	2001	2002	2002	2003
Net loss as reported	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)
Add: total stock-based employee compensation included in reported net loss	8	41	238	238	1,100
Less: total stock based compensation determined under the fair value based method for all awards	(717)	(942)	(746)	(647)	(1,409)

Pro forma net loss	$(15,776)	$(31,543)	$(22,867)	$(16,615)	$(13,252)

Basic and diluted net loss per share as reported	$(2.66)	$(3.06)	$(1.60)	$(1.18)	$(0.80)

Pro forma basic and diluted net loss per share as reported	$(2.79)	$(3.15)	$(1.63)	$(1.21)	$(0.82)

The fair value of the Company’s stock-based awards to employees was estimated using the minimum value method with the following weighted-average assumptions:

	December 31,			September 30,
	2000	2001	2002	2002	2003
Estimated life (in years)	6.4	5.7	6.6	6.6	5.3
Risk-free interest rate	6.4%	3.7%	2.4%	2.4%	2.9%
Expected dividends	—	—	—	—	—

If the Company were to become a public company, it would be required to include a volatility assumption in the calculation of the fair value of employee stock options.

Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Research and Development—Costs incurred in research and development are charged to operations as incurred. The Company grants developers access to its technology through technology development arrangements. The Company recorded $505,000 and $875,000 as a reduction of research and development costs for fees received under such arrangements in the years ended December 31, 2001 and 2002, respectively, and zero in the year ended December 31, 2000.

Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. For those subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities were remeasured at the current exchange rate at the end of each period reported, nonmonetary assets and liabilities were remeasured at historical exchange rates and revenues and expenses were remeasured at average exchange rates in effect during the period. Transaction gains and losses, which are included in operating expense in the accompanying consolidated statements of operations were not significant.

Net Loss per Share—Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company’s net losses.

Unaudited Pro Forma Net Loss per Share—Pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of common shares resulting from the assumed conversion, from their respective issuance dates, of outstanding shares of Series A, B and C convertible preferred stock which will occur upon the closing of the planned initial public offering.

Unaudited Pro Forma Information—The unaudited pro forma information in the accompanying balance sheets assumes: (1) the conversion of the outstanding shares of convertible preferred stock into 30,043,580 shares of common stock and (2) the exercise of a warrant to purchase 125,000 shares of common stock at $0.67 per share, resulting from the completion of the initial public offering as if it had actually occurred on September 30, 2003. Common shares issued resulting from the initial public offering and its related estimated net proceeds are excluded from such pro forma information.

Unaudited Interim Financial Information—The interim financial information for the nine months ended September 30, 2002 and 2003 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the year ending December 31, 2003.

Comprehensive Loss—Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders equity, but are excluded from net loss. Statements of comprehensive loss for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 have been included within the consolidated statements of stockholders’ equity. Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets consists of the unrealized gain or loss on marketable securities.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade receivables. Risks associated with cash and cash equivalents and marketable securities are mitigated by banking with and purchasing money market funds, commercial paper, market auction preferred stock, corporate notes and corporate bonds from creditworthy institutions. The Company sells its products primarily to companies in the technology industry and in certain instances does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition. At December 31, 2002 and September 30, 2003, the Company had recorded allowances for doubtful accounts of $10,000 and $223,000, respectively. No allowance for doubtful accounts was recorded at December 31, 2001.

Recently Issued Accounting Standards—In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company’s consolidated financial statements.

In January 2003 the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any entities that management believes are variable interest entities, and does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on the Company’s consolidated financial statements.

2.    Marketable Securities

Marketable securities consist of (in thousands):

	December 31, 2002
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Market auction preferred stock	$14,760	$—	$—	$14,760
Corporate notes	7,694	7	(3)	7,698
Commercial paper	2,229	—	—	2,229
Adjustable rate mortgage securities	2,043	7	—	2,050
Money market funds	7	—	—	7

Total	26,733	14	(3)	26,744
Less: Amounts included in cash and cash equivalents	(2,236)	—	—	(2,236)

	$24,497	$14	$(3)	$24,508

	December 31, 2001
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Corporate notes and bonds	$17,164	$106	$(4)	$17,266
Market auction preferred stock	12,610	—	—	12,610
U.S. government securities	7,471	10	—	7,481
Commercial paper	6,967	6	—	6,973
Adjustable rate mortgage securities	4,803	—	—	4,803
Money market funds	13	—	—	13

Total	49,028	122	(4)	49,146
Less: Amounts included in cash and cash equivalents	(3,262)	—	—	(3,262)

	$45,766	$122	$(4)	$45,884

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

At December 31, 2001 and 2002, all marketable securities have maturities of less than one year or interest rates that reset in less than one year. Any gains and losses on sales of securities are computed on a specific identification basis. The Company did not realize any gains or losses during the years ended December 31, 2000, 2001 and 2002.

3.    Inventories

Inventories consist of (in thousands):

	December 31,		September 30, 2003
	2001	2002
Finished goods	$1,334	$2,747	$5,023
Work-in-process	46	287	2,889
Raw materials	43	1,412	445

Total	$1,423	$4,446	$8,357

4.    Property and Equipment

Property and equipment at December 31 consist of (in thousands):

	December 31,
	2001	2002
Machinery and equipment	$3,672	$4,307
Software	1,243	1,051
Leasehold improvements	171	193
Furniture and fixtures	74	87

	5,160	5,638
Accumulated depreciation and amortization	(1,603)	(3,019)

Property and equipment, net	$3,557	$2,619

At December 31, 2001 and 2002, machinery and equipment and software under capital lease agreements amounted to $1,153,000 and $654,000 (net of accumulated amortization of $842,000 and $1,341,000, respectively.)

5.    Accrued Liabilities

Accrued liabilities at December 31 consist of (in thousands):

	December 31,
	2001	2002
Accrued compensation and benefits	$524	$978
Customer advances	785	136
Other liabilities	901	912

Total	$2,210	$2,026

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

6.    Commitments and Contingencies

Leases

The Company leases facilities under operating lease agreements and certain equipment under capital lease agreements. Under the lease agreement for its principal facility, the Company must maintain a restricted cash balance of $1,125,000, which is included in other assets at December 31, 2001 and 2002 and September 30, 2003.

At December 31, 2002, future minimum annual lease payments under capital and operating leases are as follows (in thousands):

	Capital Lease	Operating Lease
2003	$770	$1,323
2004	375	1,341
2005	—	684
2006	—	26
2007	—	7

Total minimum lease payments	1,145	$3,381

Less amount representing interest	(73)

	1,072
Less current portion	(710)

Long-term portion	$362

Rent expense was $820,000, $1,346,000 and $1,278,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Equipment Loan

In September 2001, the Company entered into an agreement to finance certain equipment purchases up to a maximum amount of $3,000,000. During fiscal 2001 and 2002, the Company financed $1,328,000 and $575,000 in purchases at interest rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available as of December 31, 2002. The equipment collateralizes the loan balance due. The loan agreement contains certain nonfinancial covenants. In addition, the Company must maintain a restricted cash balance of $500,000, which is included within other assets at December 31, 2001 and 2002 and September 30, 2003. Principal and interest payments are due in monthly installments through June 2004 and September 2004, respectively.

Future principal payments under equipment loans as of December 31, 2002 are (in thousands):

2003	$659
2004	487
2005	51

Total principal payments	$1,197

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Licensing Agreements

The Company entered into several licensing agreements which allow it to use certain software for specified periods of time. As of December 31, 2002, minimum payments under these agreements are $1,600,000, $2,984,000 and $35,000 in 2003, 2004 and 2005, respectively. Software expense associated with these licensing agreements was $447,000, $1,033,000, and $1,937,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Contingencies

From time to time, the Company may become involved in litigation relating to additional claims arising from the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

Under the indemnification provisions of the Company’s standard software license agreements and standard terms and conditions of semiconductor sales, the Company agrees to defend the customer/licensee against third- party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the customer/licensee. There have been no claims under such indemnification provisions through September 30, 2003.

7.    Stockholders’ Equity

At December 31, 2002 and September 30, 2003, the Company was authorized to issue 50,000,000 shares of preferred stock, of which 12,050,000 Series A shares, 7,673,014 Series B shares, and 10,320,566 Series C shares were issued and outstanding.

Convertible Preferred Stock

The significant terms of the convertible preferred stock are as follows:

•	Each share is convertible into one share of common stock (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Shares will automatically be converted upon a public offering of common stock meeting specified criteria.

•	If and when declared by the Board of Directors, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive noncumulative dividends at the rate of $0.04, $0.2688 and $0.5168 per share per annum, respectively, on each outstanding share of convertible preferred stock.

•	Holders of Series A, Series B and Series C convertible preferred stock have a liquidation preference of $0.50, $3.335 and $6.46 per share, respectively, plus any declared but unpaid dividends. Holders of Series C convertible preferred stock shall be preferred in liquidation over the Series A and Series B stockholders. A sale of substantially all of the Company’s assets or a change in control is treated as a deemed liquidation.

Warrants

In April 1999, in connection with certain capital lease obligations (see Note 6), the Company issued a warrant to purchase $250,000 of Series B convertible preferred stock with an exercise price based on the Series B issuance price. During fiscal 2000, Series B convertible preferred stock was issued at $3.34 per share and this

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

warrant became exercisable for 74,962 shares. This warrant was exercised in March 2000. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following weighted average assumptions: term, four years; volatility, 50%; risk-free interest rate, 5.3%; and no dividends during the term, was $112,000 and is being amortized over the life of the lease obligations as additional interest expense.

In April 2000, in connection with the operating lease obligation for its principal facility (see Note 6), the Company issued a warrant to purchase 125,000 shares of common stock at an exercise price of $0.67 per share. As of December 31, 2002, the warrant had not been exercised and expires in 2005. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following weighted average assumptions: term, five years; volatility, 50%; risk-free interest rate, 6.7%; and no dividends during the term, was $44,000 and is being amortized over the life of the lease obligation as additional rent expense.

In September 2001, in connection with an equipment loan (see Note 6), the Company issued a warrant to purchase $225,000 of Series C or Series D convertible preferred stock. In the event the exercise of the warrant occurs prior to a round of financing in which Series D convertible preferred stock is issued, the warrant will be exercisable for shares of the Company’s Series C convertible preferred stock with an exercise price based on the Series C issuance price. If the exercise occurs after a round of financing in which Series D convertible preferred stock is issued and the effective price per share of the Series D convertible preferred stock issued in such financing is lower than the Series C issuance price, then the warrant will be exercisable for shares of the Company’s Series D convertible preferred stock with an exercise price based on the Series D issuance price. If the effective price per share of the Series D convertible preferred stock issued is higher than the Series C issuance price, then the warrant will be exercisable for shares of the Company’s Series C convertible preferred stock with an exercise price based on the Series C issuance price. As of December 31, 2002, the warrant had not been exercised. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following weighted average assumptions: term, 2.75 years; volatility, 75%; risk-free interest rate, 3.1%; and no dividends during the term, based on the Series C issuance price of $6.46 was $110,000 and is being amortized over the life of the lease obligation as additional interest expense.

Common Stock

During the year ended December 31, 2001, the Company issued 3,870 shares of common stock to nonemployees in exchange for services rendered. The Company recorded compensation expense, based on the fair value of the common stock, of $5,000 in connection with these issuances. During the year ended December 31, 2002, the Company agreed to issue 20,000 shares of common stock to an employee in exchange for services rendered. The Company recorded compensation expense based on the fair value of the common stock of $26,000 in connection with these issuances. As the shares were not issued at December 31, 2002, the Company recorded accrued compensation related to the value of the service.

At December 31, 2002, the Company has reserved shares of common stock for issuance as follows:

Options outstanding under stock option plan	6,270,624
Conversion of convertible preferred stock	30,043,580
Reserved for issuance under stock option plan	143,477
Common stock warrants outstanding	125,000
Preferred stock warrants outstanding	34,830

Total shares reserved	36,617,511

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Stock Incentive Plan

The Company’s 1998 Stock Incentive Plan (the “Plan”) authorizes the grant of restricted stock and options to purchase up to 18,950,000 shares of common stock. Stock options may be granted to employees, officers, directors, and consultants at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory stock options as determined by the Board of Directors. These options generally expire ten years from the date of grant and are immediately exercisable. Options generally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. At December 31, 2002 and September 30, 2003, 1,860,277 and 768,639 unvested shares were subject to repurchase at the lesser of the original issuance price or market value by the Company (see Note 12).

In February 2003 and August 2003, the Company increased the number of options to purchase its common stock available under the Company’s 1998 Stock Incentive Plan by a total of 7,000,000 options, increasing the total authorized options under the pool to 25,950,000. At December 31, 2002 and September 30, 2003, 143,477 and 3,416,512 options, respectively, were available for future grant under the Plan.

Option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2000	3,700,744	$0.05
Granted (weighted average fair value of $0.13 per option)	6,017,200	0.38
Exercised	(6,173,694)	0.13
Canceled	(60,000)	0.05

Outstanding, December 31, 2000 (173,333 vested at a weighted average exercise price of $0.06 per share)	3,484,250	0.47
Granted (weighted average fair value of $0.23 per option)	3,732,460	1.07
Exercised	(2,866,203)	0.51
Canceled	(460,254)	0.89

Outstanding, December 31, 2001 (549,232 vested at a weighted average exercise price of $0.37 per share)	3,890,253	0.96
Granted (weighted average fair value of $0.19 per option)	2,948,250	1.29
Exercised	(177,207)	0.98
Canceled	(390,672)	1.14

Outstanding, December 31, 2002 (1,470,494 vested at a weighted average exercise price of $0.72 per share)	6,270,624	1.10
Granted (weighted average fair value of $1.03 per option)	4,281,150	1.37
Exercised	(775,345)	1.10
Canceled	(554,185)	1.24

Outstanding, September 30, 2003 (2,579,439 vested at a weighted average exercise price of $0.94 per share)	9,222,244	$1.22

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Additional information regarding options outstanding as of December 31, 2002 is as follows:

Options Outstanding				Options Vested
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.05	390,000	6.17	$0.05	367,916	$0.05
$0.67	1,137,328	7.84	0.67	614,544	0.67
$1.29	4,743,296	9.02	1.29	488,034	1.29

$0.05-1.29	6,270,624	8.63	$1.10	1,470,494	$0.72

Issuance of Equity Instruments in Exchange for Services

During the years ended December 31, 2000, 2001 and 2002, the Company issued options to nonemployees for the purchase of 129,000, 143,500, and 120,000 shares of common stock, respectively, at weighted average exercise prices of $0.55, $1.02, and $1.29 per share, respectively. A portion of these options vested immediately, while the remainder vest over a period of four months to four years. The Company is accounting for these awards under variable accounting. Additionally, during the year ended December 31, 2001, the Company had issued options to an employee to purchase 120,000 shares of common stock at an exercise price of $1.29, which equaled fair value at the date of grant. As discussed in Note 1, the Company accounts for its stock-based award to employees using the intrinsic value method in accordance with APB No. 25. As such, the Company had not recorded any compensation expense relating to these employee option grants. As of January 1, 2002, the individual’s employment status changed to a nonemployee. The Company recorded compensation expense in accordance with SFAS No. 123 and will continue to record compensation expense through the vesting period under variable accounting. The fair value of these awards during December 31, 2000, 2001 and 2002 was calculated using the Black-Scholes pricing model with the following weighted average assumptions: option term, remaining statutory life; volatility, 50% in 2000, 75% in 2001, and 75% in 2002; risk-free interest rate, 6.4% in 2000, 5.2% in 2001, and 4% in 2002; and no dividends during the option term. The compensation expense for all nonemployee awards for the years ended December 31, 2000, 2001 and 2002 aggregated $570,000, $528,000, and $224,000, respectively, and was recognized in the accompanying statement of operations in accordance with the related service being performed.

Acceleration of Vesting of Stock Options

During the years ended December 31, 2001 and 2002, in connection with severance agreements relating to the termination of certain employees, the Company accelerated the vesting of options to purchase common stock by an additional 3 to 10 months beyond their employment period. This acceleration enabled these employees to vest in an additional 61,365 and 293,144 options, respectively, over the number to which they would normally be entitled. The Company recorded compensation expense equal to the intrinsic value of the options at the date that each employees accepted their severance agreement, which aggregated $41,000 and $238,000 for the years ended December 31, 2001 and 2002, respectively.

Deferred Stock Compensation

During the nine months ended September 30, 2003, the Company issued 4,123,650 common stock options to employees at a weighted average exercise price of $1.37 per share. The weighted average exercise price was

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

below the weighted average deemed fair value of the Company’s common stock of $2.22 per share. The cumulative deferred stock-based compensation with respect to these grants totaled $3,517,000 and is being amortized to expense on a graded vesting method over the vesting period of the options through September 2008.

8.    Net Loss Per Share

	December 31,			September 30,
	2000	2001	2002	2002	2003
Net loss (numerator)	$(15,067)	$(30,642)	$(22,359)	$(16,206)	$(12,943)

Denominator for basic and diluted net loss per share:
Weighted average shares outstanding	14,659	17,772	17,279	17,333	17,310
Weighted average shares subject to repurchase	(8,996)	(7,757)	(3,262)	(3,641)	(1,188)

	5,663	10,015	14,017	13,692	16,122

Basic and diluted net loss per share	$(2.66)	$(3.06)	$(1.60)	$(1.18)	$(0.80)

For the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, the incremental shares from the assumed exercise of 3,484,250, 3,890,253, 6,270,624, 6,175,425, and 9,222,224 stock options, respectively, were not included in computing the dilutive per share amounts because the Company’s net losses would result in these options having an anti-dilutive effect.

9.    Income Taxes

During the years ended December 31, 2001 and 2002, the Company recorded provisions for foreign income taxes of $28,000 and $66,000, respectively. Due to the Company’s net losses, no provision for federal or state income taxes has been recorded for any period presented.

Significant components of the Company’s net deferred tax assets for federal and state income taxes consist of (in thousands):

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$17,460	$22,897
Credit carryforwards	3,575	8,153
Capitalized research and development	—	2,153
Inventory valuation	14	606
Deferred revenue	355	293
Other accruals and reserves recognized in different periods	144	375

Total deferred tax assets	21,548	34,477
Deferred tax liabilities—excess tax over book depreciation and other	(63)	(247)

Total deferred tax assets	21,485	34,230
Valuation reserve	(21,485)	(34,230)

Net deferred tax assets	$—	$—

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Management believes that, given the Company’s historical cumulative losses and the uncertainty regarding future profitability, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a full valuation allowance has been recorded for all deferred tax assets.

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,
	2000	2001	2002
U.S statutory federal tax rate	35.00%	35.00%	35.00%
State taxes, net of federal benefit	8.66%	6.13%	16.06%
Research and development credits	3.28%	1.91%	6.14%
Other	(1.79%)	(0.47%)	(0.03%)
Change in valuation allowance	(45.15%)	(42.57%)	(57.17%)

Effective tax rate	—%	—%	—%

At December 31, 2002, the Company has state and federal net operating loss carryforwards of approximately $21,122,000 and $61,950,000, respectively, expiring through 2013 and 2020, respectively.

At December 31, 2002, the Company also has research and development credits of approximately $4,555,000 and $3,598,000 available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2022. The state tax credit carryforward has no expiration.

For federal and state tax purposes, a portion of the Company’s net operating loss and credit carryforwards may be subject to certain limitations on utilization in case of a change in ownership, as defined by federal and state tax law.

10.    Employee Benefit Plan

The Company sponsors a 401(k) Savings Plan (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 25% of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

11.    Segment Information, Operations By Geographic Area And Significant Customers

The Company currently operates in one reportable segment, the design and marketing of semiconductors for the wireless LAN industry. The Company’s Chief Operating Decision Maker (“CODM”) is the CEO.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

Geographic Information

Long-lived assets outside of the United States are insignificant. Net revenue consists of sales to customers in the following countries (in thousands):

	December 31,
	2000	2001	2002
Taiwan	—	24%	61%
Japan	—	18	15
Malaysia	—	7	13
United States	—	49	8
Other	—	2	3

Significant Customers

Customers representing greater than 10% of net revenues are as follows:

	December 31,
	2000	2001	2002
D-Link Corporation	—%	1%	15%
The Linksys Group	—	—	12
Accton Technology Corporation	—	21	9
Sony Corporation	—	11	9
Inovar, Inc.	—	11	8
Xircom, Inc.	—	24	—

Customers representing greater than 10% of accounts receivable are as follows:

	December 31,
	2001	2002
Z-Com, Inc.	—%	21%
Inovar, Inc.	14	18
Askey Computer Corporation	—	13
Alps Electric Co., Ltd.	—	10
Accton Technology Corporation	29	—
Sony Corporation	15	—
Xircom, Inc.	12	—
Jabil Circuit	11	—

12.    Related Party Transactions

At December 31, 2002, the Company held three full recourse notes receivable, which were issued in connection with the early exercise of stock options in 2000 and 2001 for the purchase of the Company’s common stock, with a total balance of $186,000. The related unvested shares issued upon exercise of these stock options were subject to repurchase at the lesser of the original issuance price or market value by the Company (see  Note 6). The interest rates on these notes range from 4.9% to 6.6% per annum. One of these notes ($54,000 as of December 31, 2002) matures at the earlier of two years after the date of origination or immediately upon the stockholders’ termination of employment with the Company. One other note ($109,000 as of December 31,

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information with Respect to September 30, 2003 and the Nine  Months Ended September 30, 2002 and 2003 is Unaudited)

2002) matures at the earlier of six years after the date of origination or six months after the stockholders’ termination of employment with the Company. The remaining note ($23,000 as of December 31, 2002) is forgiven by 25% plus interest for each year that the employee remains employed by the Company. In the event the employee is terminated, the entire unpaid balance of principal and interest shall become due and payable immediately. Due to this forgiveness provision, the Company accounted for the related stock options under variable accounting and recorded compensation expense of $23,000 and $8,000 in the accompanying statement of operations for the years ended December 31, 2001 and 2002, respectively. All three notes are collateralized by the common stock obtained from the exercise of stock options discussed above.

13.    Bank Loan and Security Agreement

On March 31, 2003, the Company entered into a loan agreement with a bank to finance up to $8,000,000 of working capital requirements and $2,000,000 of equipment purchases. The loan bears interest at the bank’s prime rate plus 1.5%. The loan balance is collateralized by all the tangible assets of the Company. The loan agreement contains certain financial and nonfinancial covenants.

[The inside back cover contains graphics and text describing our product features described below:]

[“Low Power” with battery graphic]

[“Enhanced throughput” with photo of consumer electronic wireless product]

[“Range Enhancement” with photo of outdoor WLAN deployment]

[“Multi-mode, Multi-band” with a globe graphic]

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$8,090
National Association of Securities Dealers, Inc. filing fee		10,500
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		10,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article 5 of the Registrant’s Bylaws (Exhibit 3.4 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, our directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

On various dates between May 1998 and October 2003, we issued 15,430,260 shares of our common stock to employees and directors pursuant to the exercise of options granted under our 1998 stock incentive plan. The exercise prices per share ranged from $0.05 to $1.89, for an aggregate consideration of $3,507,021.

In December 1998, March 1999 and May 1999, we issued 12,050,000 shares of series A convertible preferred stock for aggregate consideration of $6.0 million to 14 accredited investors.

In March 2000, we effected a 2-for-1 forward stock split. All share numbers in this registration statement have been adjusted to reflect this stock split.

In March 2000, we issued 7,673,014 shares of series B convertible preferred stock for aggregate consideration of $25.3 million to 21 accredited investors.

In April 2000, we issued a warrant to purchase 125,000 shares of our common stock with an exercise price of $0.67 per share.

In April 2001, we issued 10,320,566 shares of series C convertible preferred stock for aggregate consideration of $66.7 million to 33 accredited investors.

In September 2001, we issued a warrant to purchase 34,830 shares of Series C convertible preferred stock with an exercise price of $6.46 per share.

The sales of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation of the Registrant.

3.2		Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.

3.3		Bylaws of the Registrant.

3.4		Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1	*	Specimen Common Stock Certificate.

5.1	*	Opinion of Pillsbury Winthrop LLP.

10.1		Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2		1998 Stock Incentive Plan and form of agreements thereunder just current form.

10.3	*	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4	*	Form of 2004 Employee Stock Purchase Plan.

10.5		Lease Agreement by and between registrant and 525 Almanor LLC, dated April 14, 2000.

10.6		Sublease Agreement by and between the registrant and Marvell Semiconductor, Inc. and 525 Almanor LLC dated May 23, 2003.

10.7		Promissory Note, dated February 11, 2000, by and between the registrant and Richard Redelfs.

10.8		Warrant to Purchase Shares of Preferred Stock of Atheros Communications, Inc. dated September 6, 2001 by and between the registrant and GATX Ventures, Inc.

10.9		Warrant to Purchase Shares of Common Stock of T-Span Corporation, dated April 14, 2000, by and between the registrant and 525 Almanor LLC.

10.10		Employment Agreement, dated February 15, 2000, by and between the registrant and Richard Bahr.

10.11		Employment Agreement, dated June 7, 2000, by and between the registrant and Ranendu Das.

Exhibit Number		Description
10.12		Employment Agreement, dated October 22, 2001, by and between the registrant and Thomas Foster.

10.13		Offer Letter, dated April 9, 2003, by and between the registrant and Craig Barratt.

10.14		Offer Letter, dated September 26, 2003, by and between the registrant and Jack Lazar.

10.15		Offer Letter, dated October 25, 2003, by and between the registrant and Colin Macnab.

10.16		Transition Agreement, dated March 21, 2003, by and between the registrant and Richard Redelfs.

10.17		Loan and Security Agreement, dated March 31, 2003, between the registrant and Silicon Valley Bank.

10.18		Equipment Loan and Security Agreement, dated as of September 2001, between the registrant and GATX Ventures, Inc.

10.19		Consulting Agreement, dated January 2002, between the Registrant and Teresa Meng.

10.20	*	Second Amended and Restated Investors’ Rights Agreement dated as April 18, 2001 and amendments thereto.

21.1		List of Subsidiaries.

23.1		Consent of Deloitte & Touche LLP, independent auditors.

23.2	*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.

(b)	Financial Statement Schedule

Independent Auditors’ Report on Schedule

Schedule II — Valuation and Qualifying Accounts.

Other schedules are omitted because they are not required.

Independent Auditors’ Report on Schedule

To the Board of Directors and Stockholders of Atheros Communications, Inc.:

We have audited the accompanying consolidated financial statements of Atheros Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and have issued our report thereon dated March 17, 2003 (March 31, 2003 as to Note 13) (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Jose, California March 17, 2003

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2000, 2001 and 2002

(in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable:
Year ended December 31, 2000	$—	$—	$—	$—

Year ended December 31, 2001	$—	$—	$—	$—

Year ended December 31, 2002	$—	$10	$—	$10

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 26th day of November, 2003.

Atheros Communications, Inc.

By	/s/ CRAIG H. BARRATT
Craig H. Barratt President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig H. Barratt and Jack R. Lazar and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CRAIG H. BARRATT Craig H. Barratt	President and Chief Executive Officer (Principal Executive Officer) and Director	November 26, 2003

/s/ JACK R. LAZAR Jack R. Lazar	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 26, 2003

/s/ JOHN L. HENNESSY John L. Hennessy	Chairman of the Board	November 26, 2003

/s/ TERESA H. MENG Teresa H. Meng	Director	November 26, 2003

/s/ FOREST BASKETT Forest Baskett	Director	November 26, 2003

/s/ WILLIAM B. ELMORE William B. Elmore	Director	November 26, 2003

/s/ MARSHALL L. MOHR Marshall L. Mohr	Director	November 26, 2003

/s/ ANDREW S. RAPPAPORT Andrew S. Rappaport	Director	November 26, 2003

Exhibit Index

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation of the Registrant.

3.2		Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.

3.3		Bylaws of the Registrant.

3.4		Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1	*	Specimen Common Stock Certificate.

5.1	*	Opinion of Pillsbury Winthrop LLP.

10.1		Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2		1998 Stock Incentive Plan and form of agreements thereunder just current form.

10.3	*	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4	*	Form of 2004 Employee Stock Purchase Plan.

10.5		Lease Agreement by and between registrant and 525 Almanor LLC, dated April 14, 2000.

10.6		Sublease Agreement by and between the registrant and Marvell Semiconductor, Inc. dated May 23, 2003.

10.7		Promissory Note, dated February 11, 2000, by and between the registrant and Richard Redelfs.

10.8		Warrant to Purchase Shares of Preferred Stock of Atheros Communications, Inc. dated September 6, 2001 by and between the registrant and GATX Ventures, Inc.

10.9		Warrant to Purchase Shares of Common Stock of T-Span Corporation, dated April 14, 2000, by and between the registrant and 525 Almanor LLC.

10.10		Employment Agreement, dated February 15, 2000, by and between the registrant and Richard Bahr.

10.11		Employment Agreement, dated June 7, 2000, by and between the registrant and Ranendu Das.

10.12		Employment Agreement, dated October 22, 2001, by and between the registrant and Thomas Foster.

10.13		Offer Letter, dated April 9, 2003, by and between the registrant and Craig Barratt.

10.14		Offer Letter, dated September 26, 2003, by and between the registrant and Jack Lazar.

10.15		Offer Letter, dated October 25, 2003, by and between the registrant and Colin Macnab.

10.16		Transition Agreement, dated March 21, 2003, by and between the registrant and Richard Redelfs.

10.17		Loan and Security Agreement, dated March 31, 2003, between the registrant and Silicon Valley Bank.

10.18		Equipment Loan and Security Agreement, dated September 2001, between the registrant and GATX Ventures, Inc.

10.19		Consulting Agreement, dated January 2002, between the Registrant and Teresa Meng.

10.20	*	Second Amended and Restated Investors’ Rights Agreement dated as of April 18, 2001 and amendments thereto.

21.1		List of Subsidiaries.

23.1		Consent of Deloitte & Touche LLP, independent auditors.

23.2	*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.